SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. 2014 Annual Report

Chairman’s Letter

Dear Fellow Shareholders,

I am pleased to deliver this annual report following one of the busiest periods in our Company’s history.

The next 12 months will see Prana begin its first ever Phase 3 clinical trial to drive our key asset, PBT2, towards the market for the benefit of patients and all stakeholders.

This year the Company completed several major milestones; we released the results of Phase 2 clinical trials of PBT2 in Huntington Disease and a biomarker trial in Alzheimer’s Disease; announced several research reports supporting the underlying mechanism of PBT2; and appointed one of the world’s foremost experts in Huntington Disease to Prana’s Board of Directors.

The highlight of the year was the release of clinical data for the Phase 2 trial investigating PBT2 in Huntington Disease, the Reach2HD trial. The trial passed its primary endpoint of safety and tolerability and, most pleasingly, reported data supporting improved executive function. Huntington Disease represents the most exciting short term pathway to commercialise PBT2.

In patients on the highest dosage of PBT2, the trial found a statistically significant improvement in executive function via the results of the Trail Making Test Part B. There was also a trend towards improvement on the executive function composite z-score, accompanied by a trend toward improvement on functional capacity. A small exploratory neuroimaging study also suggested decreased brain atrophy in patients taking PBT2 that we can explore further in future trials.

Results of the Reach2HD trial were followed by the IMAGINE trial, a study to test if PBT2 could significantly reduce a biomarker associated with Alzheimer’s Disease. While the results did not achieve the hoped-for outcome, the IMAGINE trial did offer several insights that will guide future development of PBT2.

Importantly, PBT2 was safe and well tolerated in both trials. The safety profile of PBT2 is now substantially supported, which is important for the future development of the drug. Secondly, there was some evidence for the preservation of brain volume (as measured by MRI) in PBT2 treated patients compared to placebo patients that we can further investigate in future trials. Thirdly, 33 patients elected to join the IMAGINE Extension trial, which is still ongoing. The Extension trial will be completed at the end of the year.

Accounting for the limitations of conducting a small trial, the unusual and unexpected response of the placebo group, and the body of scientific evidence contained in peer reviewed journals and previous trials, we believe a larger trial of PBT2 powered to test cognitive benefit may deliver positive results. We remain committed to developing PBT2 for Alzheimer’s Disease alongside Huntington Disease.

Drug treatments for Huntington Disease are limited, and in the case of cognitive impairment, non-existent. Once diagnosed with Huntington Disease, the average life expectancy of a patient is between 15 and 25 years, and the children of Huntington Disease patients have a 50% chance of inheriting the disease.

While outside of the reporting period, we were also very pleased to announce the Orphan Drug designation by the US Food and Drugs Administration. Orphan drug designation is granted to promote the development of drugs for diseases affecting less than 200,000 people in the United States. Orphan drug designation entitles Prana to seven years of market exclusivity for the use of PBT2 in the treatment of Huntington Disease; protocol assistance by the FDA to optimize drug development in the preparation of a dossier that will meet regulatory requirements; and reduced fees associated with applying for market approval.

Chairman’s Letter (continued…)

The appointment of Professor Ira Shoulson as a non-executive Director is pivotal in charting a course to develop PBT2 as a treatment for Huntington Disease, a neurodegenerative genetic disease causing uncontrolled movements and cognitive decline.

The next important step of this program will be scheduling an End of Phase 2 meeting with the US Food and Drug Administration (FDA) for the Reach2HD trial. A substantive submission precedes this meeting, and we are in the advanced stages of completing the documentation to support this process. The End of Phase 2 meeting will inform the next steps for the clinical development program for PBT2 to treat Huntington Disease. Professor Shoulson’s experience and insight as a former FDA advisor will be invaluable during this process.

In other positive news, PBT2 received important endorsement from Elsevier Business Intelligence, which named PBT2 as one of the Top 10 Neuroscience projects to watch in the world. This list highlights compounds that could meet a large unmet need, are backed by strong science and have a diversity of indications, among other key criteria.

The Elsevier accolade was followed by a report in Aging Cell journal, which showed PBT2 reversed memory and cognitive loss in aged mice by helping clear amyloid from the brain and promote the birth of new nerve cells in the hippocampus.

While this financial year began with much attention focused on trial results for PBT2, one of our other development products also received an important boost when Parkinson’s UK awarded £150,000 to the University of Leeds to study the mechanism of PBT434. In three different animal models of Parkinson’s Disease, PBT434 has proven effective in preventing neuronal loss and preserving motor function, and we continue to develop the drug as one compound in a library of more than 1000 Metal Protein Attenuating Compounds (MPACs).

While the disappointment of our most recent Alzheimer’s trial emphasises the difficultly of drug development, progress on the Huntington Disease application for PBT2 is an exciting development for patients, carers and family members.

I wish to thank all Prana staff and Directors for their steadfast passion, hard work and dedication. I wish to also make special mention of Prana shareholders, many of whom have remained committed to our cause despite a year when Prana’s share price fluctuated significantly.

The past 12 months have reinforced our resolve to develop safe and effective treatments for the millions of people suffering from neurodegenerative diseases. The next 12 months offer an exciting opportunity to advance that goal.

Best Regards,

Geoffrey Kempler

Chairman and CEO

Review of Operations

Detailed below is an update on the status of the Group’s development projects and overall operations for the year ended 30 June 2014.

Key Events Summary

In February 2014 the Group announced the results of the Phase 2a ‘Reach2HD’ trial in 109 patients with early to mid-stage Huntington Disease (HD). The placebo controlled double-blind trial was designed to assess the safety,tolerability and efficacy of PBT2 and was conducted over 26 weeks. PBT2 is Prana’s lead Metal Protein Attenuating Compound (MPAC) in clinical development. The primary objective was achieved with PBT2 being safe and well tolerated in the patient population, with no significant findings or trends in any of the safety parameters measured. Secondary objectives were to investigate the effect of PBT2 on cognitive, motor, behavioural, global and functional measures. In addition, a small sub-study (n=6) was undertaken to detect brain metal iron mapping and volumetric analysis using Magnetic Resonance Imaging (MRI).

Cognition was pre-specified as the primary efficacy endpoint and was assessed using three Composite z-scores selected from individual tests; Category Fluency, Trail Making Test Part B, Map Search, Symbol Digit Modalities and Stroop Word Reading. Of the three Composite Cognition z-scores, the Executive Function Composite, comprised of the Trail Making Test Part B and Category Fluency Test was significantly improved at 12 weeks (p=0.005) and trended towards improvement at 26 weeks (p=0.069). In early stage HD, there was significant improvement in the Executive Function composite (p=0.038). Of particular note, the Trail Making Test Part B of itself was significantly improved at 12 weeks (p=0.001) and at 26 weeks (p=0.042).

There were no significant findings in the other secondary endpoints although there was a small but positive signal in the Total Functional Capacity score. Interestingly whilst the MRI did not detect changes in brain iron distribution in the study, the rate of brain cortical tissue thinning was greater in the placebo group compared to the two combined PBT2 treatment groups (100mg and 250mg).

The study was conducted across sites in the United States and Australia in collaboration with the Huntington Study Group based in Rochester, New York.

In March 2014 the Group announced the results of the Phase 2 ‘IMAGINE’ trial in 42 patients with mild or prodromal Alzheimer’s Disease (AD). The study investigated the use of the imaging agent, Pittsburgh compound B (PiB) to measure changes in insoluble, aggregated forms of beta amyloid (plaque) in the brain after treatment with PBT2 over 52 weeks. This biomarker study was supported in part by the New York Alzheimer’s Drug Discovery Foundation. No significant changes in beta amyloid burden were observed in the 27 patients treated with 250mg PBT2 compared to the 15 patients on placebo. Confounding interpretation of the result was the observed overall decline in amyloid burden in the placebo group.

No improvement was observed for the secondary endpoints including brain metabolic activity, cognitive and functional measures. However, for patients treated with PBT2 there was a trend towards preserving brain volume in the hippocampus compared to those patients on placebo. A key secondary endpoint was the safety profile of PBT2 after 52 weeks treatment – the longest duration of PBT2 exposure to date in a clinical trial. The adverse event profile of the treatment versus placebo group was equivalent and 40 of the 42 enrolled participants completed the 52 week trial. Participants were provided the option to continue treatment on PBT2 for a further 52 weeks in an open label study. Thirty three elected to do so and the study is ongoing and will be completed at the end of the 2014 calendar year.

Review of Operations (continued…)

Both the Reach2HD and the IMAGINE clinical trials were conducted under the governance of an independent Data Safety Monitoring Board (DSMB). The DSMB is an independent group of experts who review the accumulated safety data during the clinical trials in order to safeguard the interests and safety of participating patients. For both trials, the DSMB concluded that the trials did not require any protocol amendments.

Prana’s lead development compound for movement disorders, PBT434, has been shown to prevent the aggregation of a key protein, alpha synuclein, implicated in the pathology of Parkinson’s Disease (PD) and other movement disorders such as Multiple System Atrophy. These findings together with the demonstration that PBT434 can preserve the neurons that perish in PD, were presented at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders in Sydney in June 2013. Research into the potential disease modifying mechanisms of the drug has been assisted by the award of £150,000 grant from Parkinson’s UK to The University of Leeds to study PBT434 in collaboration with Melbourne’s Florey Institute of Neuroscience and Mental Health. Development of the drug has progressed into longer term toxicology studies and GMP manufacture of the drug to enable first in man studies in 2015.

Underpinning the mechanistic research into the disease modification potential of PBT2 in AD and HD, Prana scientist Associate Professor Paul Adlard published on the ability of PBT2 to restore learning and memory in old mice. His paper entitled, “A Novel Approach To Rapidly Prevent Age-Related Cognitive Decline” in the journal Aging Cell, demonstrated that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice. Furthermore, that this restoration of cognitive function was accompanied by an increase in underlying hippocampal neurons, synaptic density and neuronal proliferation markers around the lateral ventricles, a region susceptible to atrophy in HD.

The novel therapeutic strategy behind PBT2 was recognised Elsevier Business Intelligence who named PBT2 as one of the ‘Top 10 Neuroscience Projects to Watch’.

In May 2014, the Group announced the appointment of Professor Ira Shoulson to the Prana Board. Professor Shoulson is a Professor of Neurology, Pharmacology and Human Science at Georgetown University, Washington, DC and Director of the University’s Program for Regulatory Science and Medicine. He is also principal investigator of the Georgetown University Center of Excellence in Regulatory Science and Innovation, funded by the Food and Drug Administration. Professor Shoulson was the founder of the leading academic consortia, the Huntington Study Group and the Parkinson Study Group.

In August 2013, the Group issued a prospectus providing for the sale of up to US$47.18 million of our ordinary shares under an amended At-The-Market Issuance Sales Agreement with MLV dated August 30, 2013. As of 30 June, 2014, we issued a total amount of 12.2 million ADSs under the Group’s At-The-Market Issuance Sales Agreement for gross proceeds of A$39.37 million (US$37 million).

During the year 20.9 million options were exercised into ordinary shares resulting in $4.95 million received by the Group to fund operations.

This document contains some statements which are by their very nature forward looking or predictive. Such forward looking statements are by necessity at least partly based on assumptions about the results of future operations which are planned by the Group and other factors affecting the industry in which the Group conducts its business and markets generally. Such forward looking statements are not facts but rather represent only expectations, estimates and/or forecasts about the future and thereby need to be read bearing in mind the risks and uncertainties concerning future events generally. There are no guarantees about subjects dealt with in forward looking statements. Indeed, actual outcomes may differ substantially from that predicted due to a range of variable factors.

Review of Operations (continued…)

Drug Development and Research

By the end of first quarter 2014 we had reported on the successful completion of our two Phase 2 trials, Reach2HD in participants with early to mid-stage Huntington Disease and IMAGINE in participants with prodromal or mild Alzheimer’s Disease. Those participants that completed the IMAGINE study were offered the opportunity to continue treatment on PBT2 or if previously on placebo, to move on to treatment. Eighty five percent of IMAGINE participants were able to move on to the open label extension study with these participants expected to complete the extension study at the end of 2014.

The completion of these trials has yielded valuable safety and tolerability data on PBT2 that can be used to shape the rationale and design of prospective later stage trials in Alzheimer’s Disease and in particular, Phase 3 trial in Huntington Disease. Currently Prana has an open Investigational New Drug (IND) program with the Food and Drug Administration (FDA) for the development of PBT2 in Huntington Disease. The Reach2HD data will form part of a comprehensive package of PBT2 clinical and non-clinical data and information to enable Prana to discuss prospective Phase 3 protocol design and implementation with regulators in the United States and Europe.

The recent granting of Orphan Drug designation for PBT2 in the treatment of HD by the FDA, confers a number of incentives to drug developers including increased facilitation of communication with regulators to achieve concurrence on the development of the Orphan drug towards market approval. To achieve Orphan Drug designation it must be established that the disease indication is of relatively low prevalence and that there is no existing comparable treatment option for patients and that the drug offers a plausible treatment. Currently we are preparing a submission to the European Medicines Agency (EMA) for Orphan designation and we are also considering submissions to other territories.

Notwithstanding our plans to progress PBT2 in the first instance, into Huntington Disease, our development and research activities continue to build the opportunity for PBT2 and our other MPACs for the treatment of Alzheimer’s Disease and other neurodegenerative conditions, in particular movement disorders. During 2014 we conducted an additional three Phase 1 trials with PBT2 to further investigate its clinical pharmacology characteristics and support late stage clinical development. These studies have involved tracking of PBT2 absorption, distribution, metabolism and excretion, the effects (if any) of administering PBT2 with food and putative drug to drug interactions.

Our research strategy has evolved to a two tier program. The first tier encompasses core new chemical entity design and synthesis and characterisation of the new entities as potential novel MPACs (Metal Protein Attenuating Compounds) of interest. The second tier comprises a set of dedicated proof of concept animal modelling to establish dose relationships and evidence of efficacy, our ‘Translational Biology’ program. Our lead MPAC in movement disorders, PBT434 which had previously progressed through extensive modelling in Parkinson’s Disease, has progressed through the Translational Biology program and has demonstrated evidence of efficacy in several models of ‘Atypical Parkinsonian’ disorders, (see later description). In parallel to the exploration of PBT434 in a variety of movement disorder indications, the drug has progressed well through a number of safety and tolerability studies with the results of the toxicological studies due by the end of 2014. This work will be used to support an application for First in Man studies with PBT434 in 2015.

To enable the continued clinical development of PBT2 and prospective Phase I studies of PBT434, Prana has expanded its Good Manufacturing Practice (GMP) compliant programs locally and offshore. Scale up manufacturing capability for PBT2 with increased manufacturing productivity is underway to supply prospective Phase 3 clinical development and to establish process optimization parameters. A GMP manufacturing process has been developed for PBT434 which will supply the ongoing toxicology and the demands for Phase 1.

Review of Operations (continued…)

Reach2HD Clinical trial.

As reported in the Key Events Summary, the primary objective of the study was achieved with PBT2 being demonstrated as safe and well tolerated in this first study of PBT2 in Huntington Disease. The secondary objectives of the study involved the investigation of a broad range of clinical endpoints and our first exploration of potential biomarkers for prospective utility in Phase 3. Our earlier studies in transgenic animal models of Huntington Disease had demonstrated that PBT2 was able to substantially preserve the brain striatal tissue. This together with our mechanism of action studies indicating that neuronal generation, growth and function are up-regulated with PBT2 and that mutant protein levels can be down-regulated, provided the rationale for investigating possible translation to clinical improvement in Huntington patients. Although the study population was relatively heterogeneous, encompassing both early and mid-stage Huntington Disease participants, the positive results in the Executive Function Composite score in early stage Huntington participants and significant improvement in the Trail Making Test Part B for those on 250mg PBT2, was very encouraging. Based on these findings, Prana has recruited an international panel of experts in Huntington Disease to advise on the protocol design for a Phase 3 study. The protocol and the supporting package of clinical and pre-clinical data on PBT2 is being assembled to present to regulators over 2014/2015.

IMAGINE and IMAGINE – Extension trials

As reported in the Key Events Summary, whilst the primary objective in this biomarker study was not achieved, the trial did yield valuable information on the safety and tolerability of PBT2 with long term administration and insight into the selection and use of biomarkers in prospective trials with PBT2 in Alzheimer’s Disease. Whilst the study has brought into question the future use of the selected imaging agent in future PBT2 studies, our initial success in the earlier Phase 2a Alzheimer’s trial tracking biomarkers sampled from the cerebrospinal fluid remains an option for inclusion in any future Alzheimer’s related study.

Importantly, the extension study was taken up by most participants and has progressed very well and will complete by the end of the year with results expected first quarter 2015.

Prana’s Research

Throughout the year Prana scientists have presented findings from our ongoing research into the mechanisms of behaviour that underpin the efficacy demonstrated to date with our lead MPACs, PBT2 and PBT434.

With respect to PBT434, as mentioned in the Key Events Summary, PBT434 data was presented at the 17th Annual Congress of Parkinson’s Disease and Movement Disorders in Sydney which indicated that PBT434 has significant disease-modifying capability in multiple animal models of Parkinson’s Disease with potential utility in a range of movement disorders. Parkinson’s is caused by the death of specialized neurons in the region of the brain called the substantia nigra. This is the only part of the brain where iron, dopamine (a neurotransmitter) and the alpha synuclein protein are all present at high concentrations. In Parkinson’s Disease iron binds to dopamine, preventing it from functioning normally and creating toxic free radicals. Iron also binds to alpha synuclein, causing it to aggregate. The aggregation of this protein is a well-established pathological feature of the disease and is a target for new disease-modifying therapies. Our scientists reported that PBT434 both prevented alpha synuclein from aggregating and prevented the toxic consequences of iron combining with dopamine. We believe that these mechanisms are responsible for the significantly improved motor function observed in animal models. The research on PBT434 has been further bolstered by the award of the £150,000 grant from Parkinson’s UK to our collaborators at Leeds University, UK to examine the effects of PBT434 on the biochemical pathways which regulate iron trafficking in the brain. The outcomes of this project will help inform Prana’s drug discovery program in Movement Disorders.

Review of Operations (continued…)

As mentioned in the Key Events Summary the role of PBT2 in age-related cognitive decline was published in Aging Cell, the topic was also presented at the International Society of Trace Element Research in Humans conference in Tokyo. Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Prana scientists have shown to be significantly improved by PBT2 administration. Importantly, the finding that PBT2 up regulated expression of markers of neurogenesis and increased synaptic density correlated with improved performance on memory tasks. Indeed, the overall study demonstrated that old mice treated with PBT2 performed learning and memory tasks to the same level exhibited by young mice and significantly better than untreated old mice.

Our research strategy to support growth of our MPAC pipeline into new neurodegenerative indications has been facilitated by a new ‘two tier’ research program structure- expanding our core chemical discovery capability and undertaking ‘translational’ animal modelling programs to test and validate candidate new MPACs as potential development leads. To date our MPAC library comprises more than 1,500 novel MPACs. Using Structure Function Relationships (SAR) that have been developed over years of testing and validation by Prana scientists, new MPACs have been developed that may offer novel therapeutic MPAC based treatments for neurodegenerative disorders including Alzheimer’s, Huntington, Parkinson’s, Movement Disorders and various neurodegenerative orphan indications. PBT434 has been progressed through the Translational Biology program to identify prospective utility in a number of Atypical Parkinsonian orphan indications including Multiple System Atrophy, Corticobasal Degeneration and Progressive Supranuclear Palsy. New candidate MPACs have been identified in the chemical discovery stage of the research program and will be advanced to the Translational Biology program in the coming year.

Prana Asset Pipeline

Review of Operations (continued…)

Results of Operation

The Group reported a loss for the year of A$13.3 million (2013: A$7.8 million). The loss is after fully expensing all research and development costs.

Other Income

We had other income of A$7.8 million (2013: A$4.5 million) relating to a 45% tax offset refund for eligible research and development activities.

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition and development of patents, salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses (including research and development expenses paid to related parties) increased to A$14.9 million for the year ended June 30, 2014 from A$8.2 million for the year ended June 30, 2013, an increase of A$6.7 million, or 81.72%. The increase in research and development expenses in the year ended June 30, 2014 is primarily attributable to: the completion and reporting of both the Alzheimer’s Disease “IMAGINE” and Huntington Disease “Reach2HD” Phase II studies; the conduct of an extension study to IMAGINE and pre-Phase III development and manufacturing costs and the pre-clinical development of our lead Parkinson’s Disease and other Movement Disorders MPAC candidate compound, PBT434.

Corporate personnel expenses

Our personnel expenses consist of directors’ fees, salaries and benefits paid to employees and officers and equity-based payments awarded to directors, officers and employees.

Corporate personnel expenses decreased to A$2.1 million for the year ended June 30, 2014 from A$2.3 million for the year ended June 30, 2013, a decrease of A$238,784, or 10.39%. Prior year corporate personnel costs included A$257,817 which has been reclassified to R&D personnel costs for comparative purposes. There has also been a decrease in corporate personnel expenses in the 2014 fiscal year attributable to a decrease in equity-based compensation in the form of options and shares issued to directors, employees and consultants issued in the 2014 fiscal year. In the 2014 fiscal year, we expensed A$472,463 in respect of equity-based payments to directors, consultants and employees compared to A$835,595 in the 2013 fiscal year.

Financial Position and Capital Resources

As at 30 June, 2014, the Group had cash reserves of A$34.17 million compared to A$13.35 million at 30 June, 2013. For the years ended 30 June, 2014 and 2013, we incurred an operating loss of A$13.3 million and A$7.8 million, respectively, and an operating cash outflow of A$13.5 million and A$8.0 million, respectively.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

•	Supporting activities that are directly related and designed to support the above).

Review of Operations (continued…)

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset. In the year ended June 30, 2014, we recorded A$7.2 million as receivable in other income with respect to funds we will receive in relation to the 2014 financial year under the research and development tax incentive scheme.

Cash Flows

Net cash used in operating activities was A$13.5 million and A$8.0 million during the years ended 30 June, 2014 and 2013, respectively. Our payments to suppliers and employees during the years ended 30 June, 2014 and 2013 were A$18.0 million and A$10.7 million respectively. The A$5.6 million increase in operating activities from the year ended 30 June, 2014 compared to the year ended 30 June, 2013 reflects our continued maintenance of its research and development programs. During the years ended 30 June, 2014 and 2013, our payments to suppliers and employees was offset by interest income of A$377,587 and A$93,789 respectively.

Risks Related to Our Business

We are a development stage company of pharmaceutical products and our success is uncertain.

We are a development stage company of pharmaceutical products which are designed to treat the underlying causes of degeneration of the brain as the aging process progresses. We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT2, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict whether any of the drugs designed for these programs will prove to be safe, effective, and suitable for human use. Each drug will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or to the lead compound or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, lead therapy or product candidate. In addition, preliminary results seen in limited human testing may not be repeatable and substantiated in larger controlled clinical trials.

Clinical trials are expensive and time consuming, and their outcome is uncertain.

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial.

Even if we obtain positive results from preclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology.

Review of Operations (continued…)

Clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for any of our product candidates. We expect to commence new clinical trials from time to time in the course of our business as our product development work continues. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

•	slower than expected patient recruitment;

•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

•	unforeseen safety issues; or

•	lack of efficacy or unacceptable toxicity during the clinical trials.

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials.

We rely on research institutions to conduct our clinical trials. Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

We may not be able to complete the development of PBT2 or develop other pharmaceutical products.

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of PBT2 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

Review of Operations (continued…)

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMEA. These processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications. Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting pre-clinical testing and clinical studies is an expensive, protracted and time-consuming process. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s Disease, Huntington Disease, Parkinson’s Disease or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Positive results in previous clinical trials of PBT2 may not be replicated in future clinical trials of PBT2, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous clinical trials of PBT2 may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for PBT2 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA/EC approval for their products.

Review of Operations (continued…)

We may need to prioritize the development of our most promising candidates at the expense of the development of other products.

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising product or products. The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development. We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have entered into employment or consultancy agreements with these individuals. The loss of their services could negatively affect our business. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, including competition from larger companies with greater resources, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success. Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA, MHRA, MPA, EMA and other regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Review of Operations (continued…)

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations.

Our current or future products may not achieve market acceptance even if they are approved by regulatory authorities including, the TGA, FDA, EMA or any other regulatory authority. The degree of market acceptance of such products will depend on a number of factors, including:

•	the receipt and timing of regulatory approvals for the uses that we are studying;

•	the establishment and demonstration to the medical community of the safety, clinical efficacy or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

•	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

Our success depends upon our ability to protect our intellectual property and our proprietary technology and to operate without infringing the proprietary rights of third parties.

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own products and technologies;

•	obtain licenses to the patented technologies of third parties;

•	operate without infringing on the proprietary rights of third parties; and

•	protect our trade secrets, know-how and other confidential information.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Any of the pending or future patent applications filed by us or on our behalf may not be approved, or we may not develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

Review of Operations (continued…)

The patent protection for our product candidates may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. For example, our key European patent has a 20-year term expiring on July 16, 2023. Our key U.S. patent will expire on December 21, 2025. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S. and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain.

Review of Operations (continued…)

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

We have limited large scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We may not be able to manufacture sufficient quantities of our product candidates in a cost-effective or timely manner. Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets. Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre-clinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the product candidates that we currently intend to develop or may develop in the future. We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations. We also cannot guarantee that the active pharmaceutical ingredient will be suitable for high throughput encapsulation to produce drug products. This may adversely impact the cost of goods or feasibility of market scale manufacture.

Review of Operations (continued…)

We are dependent upon a sole manufacturer of our lead compound, PBT2, and on a sole manufacturer to encapsulate the compound and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

At this time, we typically rely on a single manufacturer to develop Good Manufacturing Practice, synthetic processes for our lead compounds. Since 2008, our lead compound, PBT2, has been manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. This manufacturer enables efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington’s patients. We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2. We may seek to find an alternative or back up manufacturer but may not be able to promptly find an alternative or replacement manufacturer without incurring material additional costs and substantial delays.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Further, our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

Review of Operations (continued…)

We may be exposed to product liability claims, which could harm our business.

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. Additional legislation or regulation, if any, relating to safety or other aspects of drug development may be enacted in the future, which could have an adverse effect on our business.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

Review of Operations (continued…)

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

Intellectual Property Report

Intellectual Property Developments

Prana continues its intellectual property strategy of seeking the broadest possible protection over its drug assets, in the form of ‘composition of matter’ claims and claims to the use of those drugs for the treatment of neurodegenerative diseases. Over the last year Prana has received numerous further approvals from international patent office’s relating to its MPAC patent estate, in particular: our lead MPAC for Parkinson’s Disease and movement disorders, PBT434 and; our lead brain MPAC cancer drug candidate, PBT519. The majority of patents covering our lead Alzheimer’s and Huntington Disease MPAC, PBT2 have now been Granted.

Prana is working towards the discovery of new chemical entities that may be effective drugs for the same diseases, with the objective of filing new patents according to those developments.

•	A total of six national phase patent case families protect Prana’s core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold. The majority of these patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s lead MPACs for Parkinson’s disease/movement disorders and brain cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:

(i)	In February 2014, Prana filed a ‘Track One’ application with the USPTO for the patent containing claims to the use of PBT2 for the treatment of Alzheimer’s Disease in the USA. A Track One application receives prioritized and accelerated examination of the patent case, potentially allowing faster Allowance of the claims.

(ii)	In April 2014, Prana received Notice of Grant from the Isreali Patent Office for its key patent protecting PBT434. The patent, which is entitled, ‘Neurologically Active Derivatives’ covers the composition of matter of selected quinazolinone compounds, including PBT434. This case also included additional granted claims to the use of the compounds for the treatment of neurodegenerative diseases. Prana has Validated the European patent in 16 major jurisdictions.

(iii)	In May 2014, Prana received Notice of Grant from the Canadian Patent Office for its key patent protecting PBT519 and related pyridopyrimidine compounds in composition of matter claims. Prana has validated the European patent in 16 major jurisdictions.

(iv)	Over the course of 2014, Prana received Grant notices from each of the Canadian, Australian, Chinese, European and Japanese Patent Offices for the patent protecting methods of treatment of glioma brain tumours with PBT519 and related pyridopyrimidine compounds. This case is entitled ‘Use of pyridopyrimidine compounds in the treatment of gliomas’.

Intellectual Property Report (continued…)

Patent Prosecution Update

•	The national phase patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434 and their uses for neurological conditions, particularly Parkinson’s Disease continues to be in prosecution in Australia, Europe, Japan and the United States.

•	The patent family of cases filed with co-applicant The General Hospital Corporation and entitled ‘Neurotoxic Oligomers’ has also progressed in major jurisdictions. Prana received a Notice of Grant from the Canadian patent office during March 2013 for both active and passive immunotherapy treatment claims. All patents within this family have now been Granted.

•	The patent family cases entitled ‘Compounds for Therapy and Diagnosis’ continues to be prosecuted in Canada and Europe. Prana received a notice of Grant from the Japanese patent office in June 2014. This case includes composition of matter claims to novel non-MPAC metallocomplex compounds that are designed to treat Alzheimer’s Disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s Disease.

•	An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed in January 2014 to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

PATENT	STATUS	INVENTION
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA, Canada and Australia.	The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been Granted in Australia, New Zealand, Canada, China and the USA (2). A case has been Granted in Europe and has been validated in separate countries.	The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

Intellectual Property Report (continued…)

PATENT	STATUS	INVENTION
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered. Applications in India, Brazil and USA (Divisional) are under examination.	The invention is directed to chemical scaffolds of the 8- Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. An application in Brazil is under examination. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, Israel, New Zealand and South Africa. An application in Brazil is under examination. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

Intellectual Property Report (continued…)

PATENT	STATUS	INVENTION
“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Patents have been Granted in Australia, Singapore, South Africa, Canada, Europe, Japan, China and New Zealand. Applications are under examination in Israel, the USA, India and Brazil. Patents only directed to F4 type chemical structures have been allowed to lapse.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA, China, Australia, Canada, Europe and Japan.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in New Zealand, Japan, USA and Australia. Remaining applications in Canada, and Europe are under examination	This invention is directed to anti- amyloid angular metallocomplex compounds for the treatment of Alzheimer’s Disease.

“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2013 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8- Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Applications in Australia, Europe, Japan and the USA are undergoing prosecution.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.

Directors’ Report

The Directors of Prana Biotechnology Limited present their report on the consolidated entity (referred to hereafter as the ‘Group’ or ‘Consolidated Entity’ or ‘Prana’) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2014. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

Directors

The following persons were Directors of Prana Biotechnology Ltd during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson*	Non-Executive Independent Director	Appointed 13 May 2014

*Prof. Ira Shoulson was appointed as a director on 13 May 2014 and remains in office to the date of this report.

Company Secretary

Mr Richard Revelins has served as the Group’s Company Secretary since 7 February 2000. Mr Revelins was appointed Chief Financial Officer of the Group in June 2004. Mr Revelins is an Executive Director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr Revelins is also a Managing Director at Cappello Group Inc, a Santa Monica, Los Angeles based investment bank. Mr Revelins has held senior positions in international merchant banks, as well as a number of ASX listed and private companies.

Principal Activities

The Group’s principal activities during the course of the year were to commercialise research into Alzheimer’s Disease, Huntington Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Review and Results of Operations

The consolidated net loss of the Group after providing for income tax amounted to $13.3 million (2013: $7.8 million). For further details, refer to the Review of Operations set out on pages 3 to 18.

Dividends Paid or Recommended

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2014 financial year.

Share Options Granted To Directors and Key Management Personnel

During or since the end of the financial year no shares or options were granted by Prana Biotechnology Limited to the Directors of the Group.

During or since the end of the financial year an aggregate of 160,000 share options were granted by Prana Biotechnology Limited to the following Key Management Personnel of the Group:

		No. of Ordinary Shares Under
Key Management Personnel	No. of Options Granted	Options Granted
Ms Dianne Angus	160,000	160,000
TOTAL	160,000	160,000

Directors’ Report (continued…)

Earnings Per Share

Basic loss per share 3.11 cents (2013: 2.30 cents).

Corporate Structure

Prana Biotechnology Limited is a company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 wholly owned subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

Employees

The Group had 12 employees at 30 June 2014 (2013: 9 employees).

Significant Changes in State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Group during the financial year under review not otherwise disclosed in this Annual Report.

After Balance Date Events

Information relating to after balance date events is set out in note 25.

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Future Developments, Prospects and Business Strategies

The likely developments in the Group’s operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on pages 3 to 18 of this Annual Report.

Environmental Issues

The Group is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Group’s scientific research activities are in full compliance with all prescribed environmental regulations.

Directors’ Report (continued…)

Information on Directors

The names and particulars of Directors of the Group in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Appointed to the Board	11 November 1997
Last Elected by shareholders	17 November 2004
Qualifications	B.Sc. Grad. Dip. App. Soc. Psych
Experience	Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of the Group. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.
Interest in Shares and Options	17,811,000 ordinary shares and 4,000,000 options over ordinary shares
Committees	Nil
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Mr Brian Meltzer	Non-Executive Independent Director
Appointed to the Board	9 December 1999
Last Elected by shareholders	28 November 2013
Qualifications	B. Com., M Ec.
Experience	Mr Meltzer has over 30 years’ experience in economics, finance and investment banking. Until mid-2014, Mr. Meltzer was a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).
Interest in Shares and Options	326,666 ordinary shares and 1,000,000 options over ordinary shares
Committees	Chairman of the Audit, Risk and Compliance Committee and Remuneration Committee and member of the Nomination Committee.
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Directors’ Report (continued…)

Dr George Mihaly	Non-Executive Independent Director
Appointed to the Board	9 December 1999
Last Elected by shareholders	12 December 2012
Qualifications	B. Pharm, M.Sc., Ph.D. FAICD
Experience	Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia’s leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.
Interest in Shares and Options	226,666 ordinary shares and 1,000,000 options over ordinary shares
Committees	Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee.
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Directors’ Report (continued…)

Mr Peter Marks	Non-Executive Independent Director
Appointed to the Board	29 July 2005
Last Elected by shareholders	29 November 2011
Qualifications	BEc LLB Grad. Dip. Comm. Law MBA
Experience	From November 2006 to October 2011, Mr Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.
In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian based investment bank. Mr Marks is currently a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines. Mr. Marks is currently the principal of Halcyon Corporate Pty Ltd, a corporate and capital markets advisory firm specializing in advising small to mid-cap companies.
Interest in Shares and Options	43,111 ordinary shares and 1,000,000 options over ordinary shares
Committees	Member of the Audit, Risk and Compliance Committee
Current or Former Directorships held in other listed entities within the last 3 years	Armadale Capital Plc (appointed November 2005)

Directors’ Report (continued…)

Mr Lawrence Gozlan	Non-Executive Independent Director
Appointed to the Board	8 August 2011
Last Elected by shareholders	7 October 2011
Qualifications	B.Sc.(Hons)
Experience	Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.
Prior  to  this, Mr.  Gozlan  was  responsible  for  the  largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life sciences companies at Deloitte.
Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.
Interest in Shares and Options	1,000,000 options over ordinary shares
Committees	Chairman of the Nomination Committee
Current or Former Directorships held in other listed entities within the last 3 years	Telesso Technology Ltd (resigned November 2013) Oncosil Medical Ltd (appointed February 2014) Phosphagenics Ltd (appointed March 2014)

Directors’ Report (continued…)

Prof. Ira Shoulson	Non-Executive Independent Director
Appointed to the Board	13 May 2014
Qualifications	MD, BPsych
Experience	Ira Shoulson, MD is the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine in Rochester, New York. He received his MD degree (1971) and postdoctoral training in medicine (1971-73) and neurology (1975-77) at the University of Rochester and in experimental therapeutics at the National Institutes of Health (1973-75).
Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health- sponsored trials “Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism” (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and more than 25 other multi-centre controlled trials. He is the Director of the Experimental Therapeutics Program at the University of Rochester Department of Neurology, the chair of the executive committees of the Huntington Study Group and the Parkinson Study Group, an associate editor of Archives of Neurology, a member of the National Institute of Neurological Disorder and Stroke Council, a consultant for the Food and Drug Administration, and the immediate past-president of the American Society for Experimental NeuroTherapeutics (ASENT). He has authored more than 220 scientific reports.
Interest in Shares and Options	Nil
Committees	Nil
Current or Former Directorships held in	Nil
other listed entities within the last 3 years

Directors’ Report (continued…)

REMUNERATION REPORT (audited)

The information provided under Sections A to F includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

Directors

The following persons were Directors of the Group during the financial year:

Name	Position
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson*	Non-Executive Independent Director

*Prof. Ira Shoulson was appointed as a director on 13 May 2014 and remains in office to the date of this report.

Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly during the financial year:

Name	Position
Mr Richard Revelins	Company Secretary and Chief Financial Officer
Ms Dianne Angus	Chief Operating Officer
Mr Phillip Hains	Acting Chief Financial Officer

*Mr Phillip Hains was appointed as Acting Chief Financial Officer on 1 May 2014 and remains in this position to the date of this report.

These were the only executives of the Group during the financial year ended 30 June 2014.

The remuneration report is set out under the following main headings:

A.	Principles used to determine the nature and amount of remuneration
B.	Details of remuneration
C.	Share-based compensation
D.	Employment Contracts of Directors and Key Management Personnel
E.	Key Management Personnel disclosure
F.	Additional information

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Group is determined by the Board following recommendation by the Remuneration Committee.

The Group is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Directors’ Report (continued…)

Remuneration Policy versus Group Financial Performance

The Group’s Remuneration Policy is not directly based on the Group’s performance, rather on industry practice.

The Group’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The tables below set out summary information about the Group’s earnings and movement in shareholder wealth for the five years to 30 June 2014:

	30-Jun-14	30-Jun-13	30-Jun-12	30-Jun-11	30-Jun-10
	$	$	$	$	$
Revenue from ordinary activities	363,775	150,867	186,664	156,135	215,008
Total comprehensive loss for the year	(13,329,239)	(7,787,242)	(5,239,469)	(6,431,185)	(4,906,922)

No dividends have been paid for the five years to 30 June 2014.

	30-Jun-14	30-Jun-13	30-Jun-12	30-Jun-11	30-Jun-10
	$	$	$	$	$
Share price at start of the year	0.25	0.14	0.19	0.16	0.12
Share price at end of the year	0.22	0.25	0.14	0.19	0.16
Basic and diluted loss per share (cents)	(3.11)	(2.30)	(1.82)	(2.60)	(2.16)

The Group envisages its performance in terms of earnings will remain negative whilst the Group continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Group’s performance over the past 5 years.

Performance based Remuneration

The purpose of a performance bonus is to reward individual performance in line with Group objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Group. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Group uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;

•	Group share price reaching a targeted rate on the ASX or applicable market over a period of time; or

•	achievement of research project milestones within scheduled time and/or budget.

For details of performance based remuneration refer to Employment Contracts of Directors and Key Management Personnel on pages 36 and 37.

Directors’ Report (continued…)

B. Details of Remuneration

The remuneration for each Director and each of the Key Management Personnel of Prana Biotechnology Limited and the Group during the year was as follows:

Details of Remuneration for the year ended 30 June 2014

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2014 was as follows:

	Short-term employee benefits		Post-Employment Benefits	Long-term employee benefits	Share-based
		Non-monetary	Superannuation		Payments
	Cash salary and fees	benefits	Contribution	Long service leave	Equity	Total
2014	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler [1]	444,389	-	25,000	8,601	-	477,990
Mr Brian Meltzer	50,000	-	35,000	-	-	85,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	60,000	-	-	-	-	60,000
Mr Lawrence Gozlan	50,000	-	-	-	-	50,000
Prof. Ira Shoulson [2]	5,625	-	-	-	-	5,625
	685,014	-	60,000	8,601	-	753,615
Key Management Personnel
Mr Richard Revelins	80,013	-	-	-	-	80,013
Ms Dianne Angus 1 & 4	324,833	-	17,775	9,015	33,824	385,447
Mr Phillip Hains [3]	50,000	-	-	-	-	50,000
	454,846	-	17,775	9,015	33,824	515,460

[1]	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler and Dianne Angus.

[2]	Prof. Ira Shoulson was appointed to the Board on 13 May 2014.

[3]	Mr. Phillip Hains was appointed as Acting Chief Financial Officer on 1 May 2014.

[4]	Ms. Angus received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 4 November 2013	Volatility: 68.80%

Exercise Price: $0.73	Risk-free Interest Rate: 3.46%

Stock Price: $0.44	Dividend Yield: 0%

Years to Expiry: 5.00	Option Price: $0.2114

Directors’ Report (continued…)

Details of Remuneration for the year ended 30 June 2013

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2013 was as follows:

	Short-term employee benefits		Post-Employment Benefits	Long-term employee benefits	Share-based Payments
		Non-monetary	Superannuation
	Cash salary and fees	benefits	Contribution	Long service leave	Equity	Total
2013	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler 1 & 2	428,278	-	25,000	11,980	295,711	760,969
Mr Brian Meltzer [2]	62,500	-	25,000	-	73,928	161,428
Dr George Mihaly [2]	75,000	-	-	-	73,928	148,928
Mr Peter Marks [2]	57,500	-	-	-	73,928	131,428
Mr Lawrence Gozlan [2]	45,000	-	-	-	73,928	118,928
	668,278	-	50,000	11,980	591,423	1,321,681
Key Management Personnel
Mr Richard Revelins [2]	77,343	-	-	-	73,928	151,270
Ms Dianne Angus [1]	316,251	-	26,040	6,303	-	348,595
	393,594	-	26,040	6,303	73,928	499,865

[1]	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler and Dianne Angus.

[2]	The Directors and Company Secretary received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 12 December 2012	Volatility: 52.30%

Exercise Price: $0.33	Risk-free Interest Rate: 2.73%

Stock Price: $0.21	Dividend Yield: 0%

Years to Expiry: 5.00	Option Price: $0.0739

Directors’ Report (continued…)

Performance Income as a Proportion of Total Remuneration

All Executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors and the Company Secretary received equity as approved by shareholders at the 2012 Annual General Meeting, in recognition of future contributions to the growth and success of the Group. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
Directors	2014	2013	2014	2013
Mr Geoffrey Kempler	100%	61%	0%	39%
Mr Brian Meltzer	100%	54%	0%	46%
Dr George Mihaly	100%	50%	0%	50%
Mr Peter Marks	100%	44%	0%	56%
Mr Lawrence Gozlan	100%	38%	0%	62%
Prof. Ira Shoulson[1]	100%	-	0%	-
Key Management Personnel	2014	2013	2014	2013
Mr Richard Revelins	100%	51%	0%	49%
Ms Dianne Angus	91%	100%	9%	0%
Mr Phillip Hains[2]	100%	-	0%	-

[1]	Prof. Ira Shoulson was appointed to the Board on 13 May 2014.

[2]	Mr. Phillip Hains was appointed as Acting Chief Financial Officer on 1 May 2014.

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short term incentives considered to be at risk in the current or prior year.

C. Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group’s intellectual property rights. Due to the Group’s US presence, a US plan and an Australian plan were developed. At 30 June 2014 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 3 Key Management Personnel, 16 employees and 19 consultants under the Australian Plan.

Directors’ Report (continued…)

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

	Date vested					Value per
	and		Exercise	Share Price		option at
Grant date	exercisable	Expiry date	Price	Hurdle	Vested	grant date
7-Aug-06	7-Sep-06	7-Aug-14	$0.00	$0.40	Yes	$0.08
2-Oct-06	6-Oct-06	7-Aug-14	$0.00	$0.40	Yes	$0.48
12-Jun-07	28-Dec-07	7-Aug-14	$0.00	$0.40	Yes	$0.34
5-Dec-07	5-Dec-07	31-Oct-10	$0.00	$0.00	Yes	$0.23
20-Dec-07	20-Dec-07	31-Oct-10	$0.30	$0.00	Yes	$0.50
26-May-09	20-Aug-13	7-Aug-14	$0.00	$0.40	Yes	$0.18
8-Jun-10	8-Jun-10	31-Mar-14	$0.15	$0.00	Yes	$0.10
21-Mar-12	21-Mar-12	20-Mar-17	$0.25	$0.00	Yes	$0.10
12-Dec-12	12-Dec-12	13-Dec-17	$0.33	$0.00	Yes	$0.07
4-Nov-13	4-Nov-13	3-Nov-18	$0.73	$0.00	Yes	$0.21

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Group of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Group’s shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the ‘at risk’ aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the ‘at risk’ aspect of an instrument before it vests.

Directors’ Report (continued…)

Details of the options over ordinary shares in the Group provided as remuneration to each of the Directors and Key Management Personnel of the Group are set out below.

	Number of options granted during		Number of options vested during the
	the year		Year
Directors	2014	2013	2014	2013
Mr Geoffrey Kempler	-	4,000,000	-	4,000,000
Mr Brian Meltzer	-	1,000,000	-	1,000,000
Dr George Mihaly	-	1,000,000	-	1,000,000
Mr Peter Marks	-	1,000,000	-	1,000,000
Mr Lawrence Gozlan	-	1,000,000	-	1,000,000
Prof. Ira Shoulson [1]	-	-	-	-
Key Management Personnel	2014	2013	2014	2013
Mr Richard Revelins	-	1,000,000	-	1,000,000
Ms Dianne Angus	160,000	-	160,000	-
Mr Phillip Hains [2]	-	-	-	-

[1]	Prof. Ira Shoulson was appointed to the Board on 13 May 2014.

[2]	Mr. Phillip Hains was appointed as Acting Chief Financial Officer on 1 May 2014.

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year.

D. Employment Contracts of Directors and Key Management Personnel

The following Directors and Key Management Personnel were under contract at 30 June 2014:

Directors	Duration	Notice Requirements	Termination

Mr Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days notice	* Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Group may terminate with 90 days notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		With Cause the Group may terminate with 30 days notice	* Bonus pro-rated only if termination occurs in 1st year

Directors’ Report (continued…)

Key
Management
Personnel	Duration	Notice Requirements	Termination

Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Letter Agreement signed 12 June 2007	For Good Reason Ms Angus may terminate with 30 days notice	* Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Group can elect to pay such sum as cash, equity in the Group or as a combination of both cash and equity
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		Without Good Reason Ms Angus may terminate with 120 days notice	* Permitted to keep and/or exercise options that have vested at the time of termination
* Accrued entitlements including all unreimbursed business expenses
		Without Cause the Group may terminate with 120 days notice	* Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Group can elect to pay such sum as cash, equity in the Group or as a combination of both cash and equity
* Accrued entitlements including all unreimbursed business expenses
* Accelerate the vesting of any unvested options
		With Cause the Group may terminate without notice	* Accrued entitlements including all unreimbursed business expenses
* Permitted to keep and/or exercise options that have vested at the time of termination

Directors’ Report (continued…)

E. Key Management Personnel disclosure

Options and Rights Holdings

The number of options over ordinary shares in the Group held during the financial year by each Director of Prana Biotechnology Ltd and other Key Management Personnel of the Group, including their personally related parties, are set out below:

	Balance at				Balance at
	start of the	Granted as	Options	Net Change	end of the	Vested and
	year	Compensation	Exercised	Other [1]	year	exercisable	Unvested
30 June 2014	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	4,000,000	-	-	-	4,000,000	4,000,000	-
Mr Brian Meltzer	1,000,000	-	-	-	1,000,000	1,000,000	-
Dr George Mihaly	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Peter Marks	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Lawrence Gozlan	1,000,000	-	-	-	1,000,000	1,000,000	-
Prof Ira Shoulson*	-	-	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	1,000,000	-	(500,000)	-	500,000	500,000	-
Ms Dianne Angus	2,052,730	160,000	(868,547)	(1,026,364)	317,819	317,819	-
Mr Phillip Hains**	-	-	-	-	-	-	-
	11,052,730	160,000	(1,368,547)	(1,026,364)	8,817,819	8,817,819	-

*	Opening balance on appointment as a Director on 13 May 2014

**	Opening balance on appointment as Acting Chief Financial Officer on 1 May 2014

[1]	Net Change Other refers to options purchased or sold during the financial year

Directors’ Report (continued…)

	Balance at				Balance at
	start of the	Granted as	Options	Options	end of the	Vested and
	year	Compensation	Exercised	Lapsed	year	exercisable	Unvested
30 June 2013	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	-	4,000,000	-	-	4,000,000	4,000,000	-
Mr Brian Meltzer	-	1,000,000	-	-	1,000,000	1,000,000	-
Dr George Mihaly	-	1,000,000	-	-	1,000,000	1,000,000	-
Mr Peter Marks	-	1,000,000	-	-	1,000,000	1,000,000	-
Mr Lawrence Gozlan	-	1,000,000	-	-	1,000,000	1,000,000	-
Other Key Management Personnel
Mr Richard Revelins	-	1,000,000	-	-	1,000,000	1,000,000	-
Ms Dianne Angus	2,052,730	-	-	-	2,052,730	1,857,893	194,837
	2,052,730	9,000,000	-	-	11,052,730	10,857,893	194,837

All vested options are exercisable at the end of the year.

Directors’ Report (continued…)

Shares provided on exercise of remuneration options

Details of ordinary shares in the Group provided as a result of the exercise of remuneration options to key management personnel of the group are set out below.

		Ordinary shares issued on
		exercise of options during	Value at exercise
30 June 2014	Date of exercise of	the year	date*
Name	options	No.	$
Other Key Management Personnel
Mr Richard Revelins	25-Nov-13	200,000	38,000
Mr Richard Revelins	20-Dec-13	100,000	45,000
Mr Richard Revelins	11-Mar-14	200,000	166,000
Ms Dianne Angus	04-Nov-13	722,419	317,864
Ms Dianne Angus	11-Mar-14	146,128	147,589
		1,368,547	714,453

*	The value at the exercise date of options that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the options at that date.

Shareholdings

The number of shares in the Group held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

	Balance at			Net	Balance at
	the start of	Received as	Options	Change	the end of
	the year	Compensation	Exercised	Other [1]	the year
30 June 2014	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan	-	-	-	-	-
Prof Ira Shoulson*	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	20,308	-	500,000	(500,000)	20,308
Ms Dianne Angus	-	-	868,547	(722,419)	146,128
Mr Phillip Hains**	211,800	-	-	-	211,800
	18,639,551	-	1,368,547	(1,222,419)	18,785,679

Directors’ Report (continued…)

	Balance at			Net	Balance at
	the start of	Received as	Options	Change	the end of
	the year	Compensation	Exercised	Other	the year
30 June 2013	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	20,308	-	-	-	20,308
Ms Dianne Angus	-	-	-	-	-
	18,427,751	-	-	-	18,427,751

*	Opening balance on appointment as a Director on 13 May 2014

**	Opening balance on appointment as Acting Chief Financial Officer on 1 May 2014

[1]	Net Change other refers to shares purchased or sold during the financial year

Loans to Key Management Personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with Key Management Personnel

There were no further transactions with Key Management Personnel not disclosed above.

F. Additional Information

Details of Remuneration: Cash Bonuses and Options

No cash bonuses were paid or have been forfeited in the current and previous financial years.

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

				Financial	Minimum
				years in	total value	Total value
				which	of grant yet	of grant yet
		Vested	Forfeited	options may	to vest	to vest
Directors	Year Granted	%	%	Vest	$	$
Mr Geoffrey Kempler	2013	100%	-	-	-	-
Mr Brian Meltzer	2013	100%	-	-	-	-
Dr George Mihaly	2013	100%	-	-	-	-
Mr Peter Marks	2013	100%	-	-	-	-
Mr Lawrence Gozlan	2013	100%	-	-	-	-
Key Management Personnel
Mr Richard Revelins	2013	100%	-	-	-	-
Ms Dianne Angus	2012 and 2014	100%	-	-	-	-

END OF REMUNERATION REPORT

Directors’ Report (continued…)

Meetings of Directors

The following table sets out the number of Directors’ Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 17 Board Meetings, 9 Audit, Risk and Compliance Committee Meetings, 3 Nomination Committee Meetings and 4 Remuneration Committee Meetings were held.

			Committee Meetings
			Audit, Risk &
			Compliance		Nomination		Remuneration
	Board Meetings		Committee		Committee		Committee
	Number		Number		Number		Number
	eligible	Number	eligible	Number	eligible	Number	eligible	Number
Directors	to attend	attended	to attend	attended	to attend	attended	to attend	attended
Mr Geoffrey Kempler	21	21	-	-	-	-	-	-
Mr Brian Meltzer	21	21	9	9	1	1	7	7
Dr George Mihaly	21	21	9	9	1	1	7	7
Mr Peter Marks	21	21	9	9	-	-	-	-
Mr Lawrence Gozlan	21	21	-	-	1	1	-	-
Prof. Ira Shoulson [1]	1	1	-	-	-	-	-	-

1 Prof. Ira Shoulson was appointed to the Board on 13 May 2014.

Indemnifying Directors and Officers

During the financial year the Group maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Group has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Directors’ Report (continued…)

Share Options/Warrants on Issue at 30 June 2014

As at 30 June 2014 the unissued ordinary shares of Prana Biotechnology Ltd under options/warrants were as follows:

Date of expiry	Exercise price ($)	Number under option/warrant
7-Aug-14 [1]	0.00	180,000
19-Dec-14	0.25	1,000,000
24-Mar-15	0.23	2,166,995
24-Feb-16	0.17	612,397
20-Mar-17	0.25	1,119,519
13-Dec-17	0.33	8,500,000
6-Apr-18	0.03	1,200,000
25-Jun-18	0.37	1,649,573
4-Aug-18	0.66	306,490
1-Oct-18	0.66	360,000
24-Oct-18	0.61	200,000
3-Nov-18	0.73	360,000
11-Dec-18	1.04	1,200,000
5-Feb-19	1.12	300,000
		19,154,974

[1]	These share options can only be exercised once the share price of the Group reaches A$0.40 for 5 consecutive trading days. This hurdle was achieved on 20 August 2013.

Directors’ Report (continued…)

Shares Issued as a Result of the Exercise of Options/Warrants

During the year ended 30 June 2014 the following ordinary shares of Prana Biotechnology Ltd were issued as a result of the exercise of options.

Exercise Date	Amount Paid ($) per Share	Number of Shares Issued
30-Aug-13	0.00	286,625
30-Aug-13	0.30	10,000,000
30-Aug-13	0.25	150,000
3-Oct-13	0.00	722,418
25-Oct-13	0.00	277,478
4-Nov-13	0.00	722,419
25-Nov-13	0.33	200,000
13-Dec-13	0.25	73,200
20-Dec-13	0.00	81,750
20-Dec-13	0.33	100,000
3-Jan-14	0.23	1,700,000
28-Jan-14	0.23	500,000
6-Feb-14	0.23	3,928,900
6-Feb-14	0.25	50,000
21-Feb-14	0.15	206,128
21-Feb-14	0.25	157,818
26-Feb-14	0.37	34,220
26-Feb-14	0.25	47,700
11-Mar-14	0.33	200,000
11-Mar-14	0.15	1,212,628
11-Mar-14	0.25	60,000
3-Apr-14	0.23	216,750
		20,928,034

Since 30 June 2014, the following ordinary shares of Prana Biotechnology Ltd have been issued as a result of the exercise of options.

Exercise Date	Amount Paid ($) per Share	Number of Shares Issued
7-Aug-14	0.00	180,000
		180,000

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the 2014 financial year. The amount paid per share is the same as the exercise price.

Proceedings on Behalf of Group

No proceedings have been brought or intervened in on behalf of the Group with leave of the Court under section 237 of the Corporations Act 2001.

Directors’ Report (continued…)

Non-audit Services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Group are important.

During the year ended 30 June 2014 the Group did not engage the external auditor to provide non-audit services.

Auditor’s Independence Declaration

The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2014 has been received and can be found on page 55.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 30th Day of September 2014

Corporate Governance Statement

The Group is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the Group has considered the ASX Corporate Governance Council’s (‘the Council’) Corporate Governance Principles and Recommendations.

A review of the Group’s ‘Corporate Governance Framework’ is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors (‘the Board’) continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Group and its subsidiaries.

Unless otherwise stated, all Policies and Charters meet the Council’s Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Group or on its website at www.pranabio.com.

To illustrate where the Group has addressed each of the Council’s recommendations, the following table cross-references each recommendation with sections of this report. The table does not provide the full text of each recommendation, but rather the topic covered.

The full details of each recommendation can be found on the ASX Corporate Governance Council’s website.

Recommendation		Section
1.1	Functions of the Board and Management	1.1
1.2	Senior Executive Evaluation	1.4.10
1.3	Reporting on Principle 1	1.1;1.4.10
2.1	Independent Directors	1.2
2.2	Independent Chair	1.2
2.3	Role of the Chair and CEO	1.2
2.4	Establishment of Nomination Committee	2.3
2.5	Board and Individual Director Evaluation	1.4.10
2.6	Reporting on Principle 2	1.2; 1.4.10; 2.2.2 and Directors’ Report
3.1	Code of Conduct	3.1
3.2	Group Securities Trading Policy	1.4.9
3.3	Reporting on Principle 3	3.1
4.1	Establishment of Audit Committee	2.1
4.2	Structure of Audit Committee	2.1.2
4.3	Audit Committee Charter	2.1
4.4	Reporting on Principle 4	2.1
5.1	Policy for Compliance with Continuous Disclosure	1.4.4
5.2	Reporting on Principle 5	1.4.4
6.1	Communications Policy	1.4.8
6.2	Reporting on Principle 6	1.4.8
7.1	Policies on Risk Oversight and Management	2.1.3
7.2	Risk Management Report	1.4.12
7.3	CEO and CFO Assurance	1.4.11
7.4	Reporting on Principle 7	1.4.11; 1.4.12; 2.1.3
8.1	Establishment of Remuneration Committee	2.2
8.2	Executive and Non-Executive Director Remuneration	2.2.4.1; 2.2.4.2
8.3	Reporting on Principle 8	2.2; 2.2.4.1; 2.2.4.2

Corporate Governance Statement (continued…)

1. Board of Directors

1.1 Role of the Board

The Board’s role is to govern the Group rather than to manage it. In governing the Group, the Directors must act in the best interests of the Group as a whole. It is the role of senior management to manage the Group in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the Group. The Board must also ensure that the Group complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the Group.

To assist the Board to carry out its functions, the Group has adopted and implements a ‘Code of Business Conduct and Ethics Policy’ that governs the conduct of all directors, officers, employees and agents of the Group in the performance of their roles. The ‘Code of Business Conduct and Ethics Policy’ is administered by the Group’s Audit, Risk and Compliance Committee.

1.2 Composition of the Board

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Group.

The names of the Directors, their independence under the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, qualifications and experience are stated in the Directors’ Profiles on pages 25 to 29 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Group’s industry;

•	the Group striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations;

•	some significant parties within whom the Group has contractual arrangements being represented on the Board during the early years of the development of the Group; and

•	some major Shareholders being represented on the Board.

A majority of Directors of the Group are classified as being ‘Independent’. However, due to the stage in the Group’s development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Group. The Executive Officer’s overall expertise is crucial to the Group’s development and negates any perceived lack of independence. The Chairman of the Board is also the Chief Executive Officer (CEO) of the Group.

However, where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director’s independence is not jeopardised.

The Group has a Nomination Committee whose current members and their qualifications, are detailed in the Directors’ Profiles on pages 25 to 29. Details of attendance of the members of the Nomination Committee are contained on page 42.

Corporate Governance Statement (continued…)

1.2.1 Diversity Policy

The Group is committed to increasing diversity amongst its employees, and not just in the area of gender diversity. Our workforce is employed based on the right person for the job regardless of their gender, age, nationality, race, religious beliefs, cultural background, sexuality or physical ability or appearance.

Executive and Board positions are filled by the best candidates available without discrimination. The Group is committed to increasing gender diversity within these positions when appropriate appointments become available. The Group is also committed to identifying suitable persons within the organisation, and where appropriate opportunities exist, advance diversity to support the promotion of talented employees into management positions.

The Group has not set any gender specific diversity objectives as it believes that multicultural diversity is as equally important within its organisation.

The following table demonstrates the Group’s gender diversity as at 30 June 2014:

	Number of Males	Number of Females
Directors	6	-
Key Management Personnel	2	1
Other Group Employees	3	7

1.3 Responsibility of the Board

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Group. It is required to do all things that may be necessary to be done in order to carry out the objective of the Group.

Full details of the Board’s role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Group’s registered office or on its website at www.pranabio.com.

The Board’s responsibilities are detailed in its Board Charter and cover the following broad categories:

1.	Leadership of the organisation

2.	Strategy formulation

3.	Overseeing planning activities

4.	Shareholder liaison

5.	Monitoring, compliance and risk management

6.	Group finances

7.	Human resources

8.	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors

9.	Delegation of authority

10.	Remuneration policy

11.	Nomination policy

Corporate Governance Statement (continued…)

1.4 Board Policies

1.4.1 Conflicts of Interest

Directors must:

•	disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Group; and

•	if requested by the Board, take reasonable steps to remove any conflict of interest.

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

1.4.2 Commitments

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Group.

1.4.3 Confidentiality

In accordance with legal requirement and agreed ethical standards, Directors and Key Management Personnel of the Group have agreed to keep confidential, information received in the course of the exercise of their duties and will not disclose non-public information except where disclosure is authorised or legally mandated.

1.4.4 Continuous Disclosure

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Group immediately notifies the ASX of information concerning the Group:

1.	that a reasonable person would or may expect to have a material effect on the price or value of the Group’s securities; and

2.	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Group’s securities.

The Group also posts all information disclosed in accordance with this policy on the Group’s website in an area accessible by the public.

1.4.5 Education and Induction

An induction program has been established for new Directors, in which they are given a full briefing on the Group.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;

•	formal policies on Director appointment as well as conduct and contribution expectations;

•	details of all relevant legal requirements;

•	a copy of the Board Charter;

•	guidelines on how the Board processes function;

•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;

•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;

•	a synopsis of the current strategic direction of the Group, including a copy of the current strategic plan and annual budget;

•	an analysis of the Group; and

•	a copy of the Constitution of the Group;

Corporate Governance Statement (continued…)

During the year, all Directors have full access to all Group records and received Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

1.4.6 Independent Professional Advice

Directors collectively or individually have the right to seek independent professional advice at the Group’s expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

1.4.7 Related Party Transactions

Related party transactions include any financial transaction between a Director and the Group and will be reported in writing at each Board meeting. Unless there is an exemption under the Australian Corporations Act 2001 from the requirement to obtain shareholder approval for the related party transaction, the Board cannot approve the transaction.

1.4.8 Shareholder Communication

The Group respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Group is committed to:

1.	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Group;

2.	giving Shareholders ready access to balanced and understandable information about the Group and Corporate Proposals;

3.	making it easy for Shareholders to participate in General Meetings of the Group; and

4.	requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder’s questions about the conduct of the audit, and the preparation and content of the Auditor’s Report.

Any Shareholder wishing to make inquiries of the Group is advised to contact the registered office. All public announcements made by the Group can be obtained from the ASX’s website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Group’s website and distributed to shareholders where specifically requested;

•	the half-year shareholder’s report which is published on the Group’s website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on shareholders as required.

1.4.9 Trading in the Group’s Shares

The Group has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Group. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Group are aware of the legal restrictions on trading in Group securities while in possession of unpublished price-sensitive information. Unpublished price-sensitive information is information regarding the Group, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Group’s securities.

Corporate Governance Statement (continued…)

1.4.10 Performance Review/Evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Group are subject to an annual performance evaluation. During the reporting period the Board and individual performance evaluations were conducted on an informal basis. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director’s Report under the section headed ‘Remuneration Report’ on pages 30 to 41.

1.4.11 Attestations by Chief Executive Officer (CEO) and Chief Financial Officer (CFO)

In accordance with the Board’s policy, the CEO and CFO have made attestations recommended by the ASX Corporate Governance Council as to the Group’s financial condition prior to the Board signing this Annual Report.

1.4.12 Risk Management Accountability

The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Group which is periodically reviewed and updated. In accordance with this policy, management periodically reports to the Board on the management of material business risks and whether those risks are being managed effectively. In accordance with Recommendation 7.2 of ASX Corporate Governance Principles and Recommendations (2nd edition) management has reported to the Board as to the effectiveness of the Group’s management of its material business risks.

The CEO and CFO have given a statement to the Board that:

a)	in accordance with Recommendation 7.3 of ASX Corporate Governance Principles and Recommendations (2nd Edition), that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board; and

b)	the Group’s ‘Risk Management and Internal Compliance and Control System’, in so far as it relates to financial risk, is operating effectively in all material aspects.

2.	Board Committees

2.1 Audit, Risk and Compliance Committee

The Group has a duly constituted Audit, Risk and Compliance Committee.

Below is a summary of the role, composition and responsibilities of the Audit, Risk and Compliance Committee (‘Audit Committee’). Further details are contained in the Audit Committee’s Charter, which is available from the Group or on its website at www.pranabio.com.

2.1.1 Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Group’s financial statements;

•	Independent auditor’s qualifications, independence and performance;

•	Group’s financial reporting processes and accounting policies;

•	Performance of the Group’s internal audit function; and

•	Group’s compliance with legal and regulatory requirements.

2.1.2	Composition

The Audit Committee consists of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 25 to 29.

Corporate Governance Statement (continued…)

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 42.

2.1.3 Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

2.2 Remuneration Committee

2.2.1 Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Group’s Directors including the CEO; and to oversee and advise the Board on the adoption of policies that govern the Group’s compensation programs, including share and American Depository Receipts (‘ADRs’) option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Group’s share and ADRs option plans and any other employee benefit plans.

2.2.2 Composition

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 25 to 29. The Remuneration Committee consists of two independent Non-Executive Directors. Given the current size of the Group, the Board believes a Remuneration Committee consisting of two members is sufficient to enable the committee to discharge its mandate effectively.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 42.

The Group also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

2.2.3 Responsibilities

The Group has adopted a Remuneration Committee to administer the Group’s remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Group;

•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;

•	reviewing performance hurdles associated with incentive plans;

•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;

•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;

•	succession planning for the CEO and Senior Executive Officers; and

•	performance assessment of the CEO and Senior Executives Officers.

Corporate Governance Statement (continued…)

2.2.4 Remuneration Policy

Current remuneration is disclosed in the Remuneration Report contained in the Directors’ Report on pages 30 to 41 and in note 6 on page 81.

Shareholders are invited to vote on the adoption of the report at the Group’s Annual General Meeting.

2.2.4.1 Senior Executive Remuneration Policy

The Group is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with ‘Best Practice’ as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual’s performance, with those granted to Directors subject to Shareholder approval.

2.2.4.2 Non-Executive Director Remuneration Policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Group without prior Shareholder approval.

2.3 Nomination Committee

2.3.1 Role

The role of the Nominations Committee is to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

2.3.2 Composition

The Nomination Committee consists of three Independent Non-Executive Directors. The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors’ Profiles on pages 25 to 29.

The Nomination Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Nomination Committee are contained on page 42.

3. Interests of Stakeholders

3.1 Group Code of Conduct

As part of its commitment to recognising the legitimate interests of Stakeholders, the Group has established a ‘Code of Business Conduct and Ethics’ to guide compliance with legal and other obligations to legitimate Stakeholders.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its ‘Code of Business Conduct and Ethics Policy’. This code includes the following:

Responsibilities to Shareholders and the Financial Community

The Group complies with the spirit as well as the letter of all laws and regulations that govern shareholders’ rights. The Group has processes in place designed to ensure the truthful and factual presentation of the Group’s financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

Corporate Governance Statement (continued…)

Employment Practices

The Group endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Group. The Group does not tolerate the offering or acceptance of bribes or the misuse of Group assets or resources.

The Group values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals. Accordingly, the Group will, during the next reporting period, establish and implement a diversity policy which will include, but not be limited to, gender, age, ethnicity and cultural background of the Board and Key Management Personnel. The Group will set measurable objects to measure the achievement of the diversity policy, and introduce procedures to ensure its proper implementation. An internal review will be conducted annually to assess the effectiveness of the policy and its implementation procedures.

Obligations Relative to Fair Trading and Dealing

The Group aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Group’s customers, suppliers and competitors and encourages its employees to strive to do the same.

Responsibilities to the Community and to Individuals

As part of the community the Group is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Group is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

Conflicts of Interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Group.

How the Group Complies with Legislation Affecting its Operations

Within Australia, the Group strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Group will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Group’s operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of “gifts”, Group policy will prevail.

How the Group Monitors and Ensures Compliance with its Code

The Board, management and all employees of the Group are committed to implementing this ‘Code of Business Conduct and Ethics’ and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

Auditors’ Independence Declaration

Auditor’s Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2014, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Anton Linschoten	Melbourne
Partner	30 September 2014
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 613 8603 1000, F: 613 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June 2014

		Consolidated Entity
		2014	2013
	Note	$	$
Revenue from ordinary activities	3	363,775	150,867
Other income	3	7,845,396	4,488,526
Intellectual property expenses	4	(477,079)	(294,894)
Auditor and accounting expenses	4	(342,609)	(166,086)
Research and development expenses	4	(14,908,098)	(8,203,822)
Corporate personnel expenses	4	(2,059,642)	(2,298,426)
Depreciation expenses	4	(22,384)	(23,130)
Other expenses	4	(2,142,179)	(1,169,407)
Interest Expense - ADDF	4	(29,978)	(17,676)
Travel expenses	4	(421,013)	(131,710)
Public relations and marketing expenses	4	(358,597)	(136,186)
Foreign exchange gain (loss)	4	(746,593)	140,761
Loss on fair valuation of financial liabilities	4	(30,238)	(126,059)
Loss before income tax expense		(13,329,239)	(7,787,242)
Income Tax Expense	5	-	-
Loss for the period		(13,329,239)	(7,787,242)
Other comprehensive income		-	-
Total comprehensive loss for the year		(13,329,239)	(7,787,242)

Loss per share attributable to the ordinary equity holders of the Group:		Cents	Cents
Basic loss per share (cents per share)	8a	(3.11)	(2.30)
Diluted loss per share (cents per share)	8b	(3.11)	(2.30)

The accompanying notes form part of these financial statements.

Statement of Financial Position

As at 30 June 2014

		Consolidated Entity
		2014	2013
	Note	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	34,167,018	13,346,760
Trade and other receivables	10	7,285,409	3,523,938
Other current assets	12	96,883	112,242
TOTAL CURRENT ASSETS		41,549,310	16,982,940

NON-CURRENT ASSETS
Plant and equipment	11	47,557	46,893
Other non-current assets	12	43,988	43,988
TOTAL NON-CURRENT ASSETS		91,545	90,881
TOTAL ASSETS		41,640,855	17,073,821

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	3,358,358	1,775,666
Other financial liabilities	14	98,398	870,801
Provisions	15	494,784	419,176
Unearned income	16	-	33,332
TOTAL CURRENT LIABILITIES		3,951,540	3,098,975

NON-CURRENT LIABILITIES
Provisions	15	3,028	133
TOTAL NON-CURRENT LIABILITIES		3,028	133
TOTAL LIABILITIES		3,954,568	3,099,108
NET ASSETS		37,686,287	13,974,713

EQUITY
Issued capital	17	140,009,415	101,379,111
Reserves	19	8,937,434	10,526,925
Accumulated losses	18	(111,260,562)	(97,931,323)
TOTAL EQUITY		37,686,287	13,974,713

The accompanying notes form part of these financial statements.

Statement of Changes in Equity
For the year ended 30 June 2014

		Issued and Unissued Capital	Reserves	Accumulated Losses	Total
	Note	$	$	$	$
Balance at 30 June 2012		86,134,077	9,633,451	(90,144,081)	5,623,447
Transactions with owners in their capacity as owners:
Shares issued gross of costs	17	16,260,809	-	-	16,260,809
Options issued	19	-	893,474	-	893,474
Transaction costs	17	(1,015,775)	-	-	(1,015,775)
		15,245,034	893,474	-	16,138,508
Loss for the year	18	-	-	(7,787,242)	(7,787,242)
Total comprehensive income for the year		-	-	(7,787,242)	(7,787,242)
Balance at 30 June 2013		101,379,111	10,526,925	(97,931,323)	13,974,713
Transactions with owners in their capacity as owners:
Shares issued gross of costs	17	32,410,149	-	-	32,410,149
Options exercised	17 & 19	7,535,324	(2,582,399)	-	4,952,925
Options issued	19	-	992,908	-	992,908
Equity to be issued	17	24,200	-	-	24,200
Transaction costs	17	(1,339,369)	-	-	(1,339,369)
		38,630,304	(1,589,491)	-	37,040,813
Loss for the year	18	-	-	(13,329,239)	(13,329,239)
Total comprehensive income for the year		-	-	(13,329,239)	(13,329,239)
Balance at 30 June 2014		140,009,415	8,937,434	(111,260,562)	37,686,287

The accompanying notes form part of these financial statements.

Cash Flow Statement
For the year ended 30 June 2014

		Consolidated Entity
		2014	2013
	Note	$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(18,011,310)	(10,650,823)
Interest received		377,587	93,789
Grants received		-	107,097
R&D tax refund		4,095,000	2,492,683
Other		2,500	6,000
NET OPERATING CASH FLOWS	23a	(13,536,223)	(7,951,254)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for purchases of plant and equipment		(23,048)	(22,000)
Payment for rental security deposits		-	(6,151)
NET INVESTING CASH FLOWS		(23,048)	(28,151)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		37,110,325	16,260,806
Transaction costs relating to equity issuances		(1,339,369)	(1,015,775)
Proceeds from borrowings		-	337,000
Repayment of borrowings		(810,164)	-
NET FINANCING CASH FLOWS		34,960,792	15,582,031
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		21,401,521	7,602,626
Cash and cash equivalents at the beginning of the year		13,346,760	5,636,469
Effects of exchange rate changes on cash and cash equivalents		(581,263)	107,665
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	9	34,167,018	13,346,760

The accompanying notes form part of these financial statements.

Notes to the Financial Statements
For the year ended 30 June 2014

Note 1. Statement of Significant Accounting Policies

The financial report of Prana Biotechnology Limited for the year ended 30 June 2014 was authorised for issue in accordance with a resolution of the Directors on 30 September 2014.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Prana Biotechnology Limited and its subsidiaries.

Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian accounting standards and other authoritative pronouncements from the Australian Accounting Standards Board. The consolidated financial statements of the Group also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

Basis of Preparation

Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the financial statements.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losses.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2014 and the comparative information presented in these financial statements for the year ended 30 June 2013. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. For the year ended 30 June 2014, the Group incurred an operating loss of A$13.3 million (2013: Loss: A$7.8 million) and an operating cash outflow of A$13.5 million (2013: A$8.0 million). As at year end the net assets of the Group stood at A$37.7 million (2013: A$14.0 million) and the cash position has increased to A$34.2 million from A$13.3 million at 30 June 2013.

Notes to the Financial Statements (continued…)

Cash on hand at 30 June 2014 plus subsequent capital inflows are considered sufficient to meet the Group’s forecast cash outflows for, at least 12 months from the date of this report. While there is an inherent uncertainty in the Group’s cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Group had an existing “at the market” (ATM) facility through which it could raise additional funds of up to US$48.73 million by the sale of American Depositary Receipts (“ADRs”). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in May, 2011, and amended in August 2013 has been a successful source of raising funds. As at the date of this report the Group sold 12.2 million of its ADRs for aggregate gross proceeds of approximately A$39.37 million (US$37 million).

•	The Group has on issue a total of 18.77 million unlisted, unexercised options. The options have exercise prices ranging from nil to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$6.9 million in total.

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

In addition to these options, the Group has recorded a Trade Receivable at 30 June 2014 in the amount of A$7.18 million from the Australian Tax Office in respect of its 2014 R&D claim. The Group expects to receive this amount during the 12 months ended 30 June 2015.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at 30 June 2014.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset (June 2014: 45%), equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable tax offset (June 2014: 45%) of their research and development spending.

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 30 June 2014 the Group has recorded an item in other income of A$7.18 million (2013: A$3.47 million) to recognise this amount which relates to this period.

Notes to the Financial Statements (continued…)

Share-based Payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Refer to note 24 for more details.

Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2014 and the results of all subsidiaries for the year then ended. Prana Biotechnology and its subsidiaries together are referred to in this financial report as the Group.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(b)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer’s Disease and other major age-related degenerative disorders.

(c)	Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Notes to the Financial Statements (continued…)

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Statement of Profit or Loss, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Group’s business (research and development) and its history of losses.

(d)	Plant and Equipment

Plant and equipment is measured at historical cost less accumulated depreciation and impairment.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the Statement of Profit or Loss during the reporting period in which they are incurred.

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Notes to the Financial Statements (continued…)

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	33%
Plant & equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(e)	Leases

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Group as leasee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(f)	Financial Instruments

Warrants and Options

Under AASB 132: Financial Instruments: Disclosure and Presentation (‘AASB 132’), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Group and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (r) share-based payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are re-valued to their current fair value, with the difference in fair value recorded in the Statement of Profit or Loss.

The convertible note liability is accounted for on an amortised cost basis.

(g)	Impairment of Assets

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Notes to the Financial Statements (continued…)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the Statement of Profit or Loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the Statement of Profit or Loss immediately.

(h)	Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives from the point at which the asset is ready for use.

(i)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited’s functional and presentation currency.

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Notes to the Financial Statements (continued…)

Exchange differences are recognised in the Statement of Profit or Loss in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Controlled entities

 The results and financial position of all the Group’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position,

•	income and expenses for each Statement of Profit or Loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

(j)	Employee Benefits

Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the statement of financial position.

The Group’s obligations for annual leave are presented as part of provisions in the Statement of Financial Position. The obligations are presented as current liabilities in the Statement of Financial Position if the Group does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

Other long-term obligations

The liability for long service leave is not expected to be settled wholly within twelve months after the end of the period in which the employees render the related service. The liability is therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

Notes to the Financial Statements (continued…)

(k)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably estimated.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(l)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(m)	Revenue from ordinary activities

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(n)	Grants

Grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(o)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Notes to the Financial Statements (continued…)

(p)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair values and subsequently measure at amortised cost using the effective interest method.

(q)	Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

(r)	Share-Based Payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to these plans is set out in note 24.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

(s)	Loss per Share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(t)	Share Capital

Ordinary share capital is recognised as equity at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Notes to the Financial Statements (continued…)

(u)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

(v)	Changes to comparative figures

Comparative figures, are, where appropriate, reclassified to be comparable with figures presented in the current financial year.

During the year, corporate personnel costs have been identified as being directly attributable to research and development and have been reclassified into the appropriate classification for our consolidated Statement of Profit or Loss for the year ending 30 June 2014. The change in presentation is considered to provide more relevant information and has been adopted in the current and prior year.

Research and development was previously stated as $7,946,005 and is now stated as $8,203,822. Corporate Personnel expenses previously stated as $2,556,243 and is now stated as $2,298,426.

(w)	Parent Information

The financial information for the parent entity, Prana Biotechnology Limited, disclosed in note 2 has been prepared on the same basis as the consolidated statements, except as set out below:

Investments in Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

(x)	New accounting standards and interpretations

The following amending Standards have been adopted from 1 July 2013. Adoption of these Standards did not have any effect on the financial position or performance of the Group:

Ref	Title	Summary

AASB 10	Consolidated Financial Statements

AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements a nd UIG- 112 Consolidation - Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

Consequential amendments were also made to this and other standards via AASB 2011-7 and AASB 2012-10.

Notes to the Financial Statements (continued…)

Ref	Title	Summary

AASB 11	Joint Arrangements	AASB 11 replaces AASB 131 Interests in Joint Ventures and UIG-113 Jointly- controlled Entities - Non-monetary Contributions by Ventures. AASB 11 uses the principle of control in AASB 10 to define joint control, and therefore the determination of whether joint control exists may change. In addition it removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method.
Consequential amendments were also made to this and other standards via AASB 2011-7, AASB 2010-10 and amendments to AASB 128.

AASB 12	Disclosure of Interests in Other Entities	AASB 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. New disclosures have been introduced about the judgments made by management to determine whether control exists, and to require summarised information about joint arrangements, associates, structured entities and subsidiaries with non-controlling interests.

AASB 13	Fair Value Measurement	AASB 13 establishes a single source of guidance for determining the fair value of assets and liabilities. AASB 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted. Application of this definition may result in different fair values being determined for the relevant assets.
AASB 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.
Consequential amendments were also made to other standards via AASB 2011-8.

AASB 119	Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)	The standard eliminates the corridor approach for the deferral of gains and losses; streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income; and enhances the disclosure requirements for defined benefit plans. The standard also changed the definition of short-term employee benefits, from ‘due to’ to ‘expected to’ be settled within 12 months. Annual leave that is not expected to be wholly settled within 12 months is now discounted allowing for expected salary levels in the future period when the leave is expected to be taken.

AASB 2012 - 2	Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial Liabilities	AASB 2012-2 principally amends AASB 7 Financial Instruments: Disclosures to require disclosure of the effect or potential effect of netting arrangements. This includes rights of set-off associated with the entity’s recognised financial assets and liabilities on the entity’s financial position, when the offsetting criteria of AASB 132 are not all met.

Notes to the Financial Statements (continued…)

Ref	Title	Summary

AASB 2012 - 5	Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

AASB 2012-5 makes amendments resulting from the 2009-2011 Annual Improvements Cycle. The standard addresses a range of improvements, including the following:

►Repeat application of AASB 1 is permitted (AASB 1)

►Clarification of the comparative information requirements when an entity provides a third balance sheet (AASB 101 Presentation of Financial Statements).

AASB 2012 - 9	Amendment to AASB 1048 arising from the withdrawal of Australian Interpretation 1039	AASB 2012-9 amends AASB 1048 Interpretation of Standards to evidence the withdrawal of Australian Interpretation 1039 Substantive Enactment of Major Tax Bills in Australia.

AASB 2011 - 4	Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements [AASB 124]	This amendment deletes from AASB 124 individual key management personnel disclosure requirements for disclosing entities that are not companies. It also removes the individual KMP disclosure requirements for all disclosing entities in relation to equity holdings, loans and other related party transactions.

Other than the amended accounting standards listed above, all other accounting standards adopted by the Group are consistent with the most recent Annual Report for the year ended 30 June 2013.

Notes to the Financial Statements (continued…)

The following Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and therefore have not been adopted by the Group for the annual reporting period ended 30 June 2014. The Group does not expect to apply any of the below standards early.

			Application	Impact on
			date of	financial
Reference	Title	Summary	standard	report

AASB 9	Financial Instruments

AASB 9 replaces the multiple classification and measurement models in AASB 139 Financial instruments: Recognition and measurement with a single model that has only two classification categories: amortised cost and fair value.

Classification of debt assets will be driven by the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. A ’simple’ debt instrument is measured at amortised cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest.

All other financial assets, including investments in complex debt instruments and equity investments must be measured at fair value.

For financial assets, all fair value movements must be recognised in profit or loss, except for equity investments that are not held for trading (short-term profit taking) which may be recorded in other comprehensive income.

For financial liabilities that are measured under the fair value option, entities will need to recognize the part of the fair value change that is due to changes in the entity’s own credit risk in other comprehensive income rather than profit or loss.

New hedging rules were released in December 2013. Under the new requirements, entities will be able to align their hedge accounting more closely with their risk management practices. As a general rule, it will be easier to apply hedge accounting going forward.

Upon adoption, entities will be required to make the additional disclosures set out with both AASB 9 and the amended AASB 7.

			1 Jan 2018	The Group is still determining if there will be any potential impact

Notes to the Financial Statements (continued…)

			Application	Impact on
			date of	financial
Reference	Title	Summary	standard	report

AASB 2012-3	Amendments to AustralianAccounting Standards – Offsetting Financial Assets and Liabilities	The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in AASB 132 ‘Financial Instruments: Presentation’, by clarifying the meaning of ‘currently has a legally enforceable right of set-off’; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the consolidated entity.	1 January 2014	No impact

AASB 2013-3	Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets	The disclosure requirements of AASB 136 ‘Impairment of Assets’ have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. Additionally, if measured using a present value technique, the discount rate is required to be disclosed. The adoption of these amendments from 1 July 2014 may increase the disclosures by the consolidated entity.	1 January 2014	No impact

AASB 2013-4	Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting	This amends AASB 139 ‘Financial Instruments: Recognition and Measurement’ to permit continuation of hedge accounting in circumstances where a derivative (designated as hedging instrument) is novated from one counter party to a central counterparty as a consequence of laws or regulations. The adoption of these amendments from 1 July 2014 will not have a material impact on the consolidated entity.	1 January 2014	No impact

AASB 2013-5	Amendments to Australian Accounting Standards - Investment Entities	This amendement allow entities that meet the definition of an ‘investment entity’ to account for their investments at fair value through profit or loss. An investment entity is not required to consolidate investments in entities it controls, or apply AASB 3 ‘Business Combinations’ when it obtains control of another entity, nor is it required to equity account or proportionately consolidate associates and joint ventures if it meets the criteria for exemption in the standard. The adoption of these amendments from 1 July 2014 will have no impact on the consolidated entity.	1 January 2014	No impact

Notes to the Financial Statements (continued…)

			Application	Impact on
			date of	financial
Reference	Title	Summary	standard	report

	Annual Improvements to IFRSs 2010-2012 Cycle	These amendments affect several Accounting Standards as follows: Amends the definition of ‘vesting conditions’ and ‘market condition’ and adds definitions for ‘performance condition’ and ’service condition’ in AASB 2 ’Share-based Payment’; Amends AASB 3 ‘Business Combinations’ to clarify that contingent consideration that is classified as an asset or liability shall be measured at fair value at each reporting date; Amends AASB 8 ‘Operating Segments’ to require entities to disclose the judgements made by management in applying the aggregation criteria; Clarifies that AASB 8 only requires a reconciliation of the total reportable segments assets to the entity’s assets, if the segment assets are reported regularly; Clarifies that the issuance of AASB 13 ‘Fair Value Measurement’ and the amending of AASB 139 ‘Financial Instruments: Recognition and Measurement’ and AASB 9 ‘Financial Instruments’ did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amount, if the effect of discounting is immaterial; Clarifies that in AASB 116 ‘Property, Plant and Equipment’ and AASB 138 ‘Intangible Assets’, when an asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount (i.e. proportional restatement of accumulated amortisation); and Amends AASB 124 ‘Related Party Disclosures’ to clarify that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a ‘related party’ of the reporting entity. The adoption of these amendments from 1 July 2014 will not have a material impact on the consolidated entity.	1 July 2014	No impact

Notes to the Financial Statements (continued…)

			Application	Impact on
			date of	financial
Reference	Title	Summary	standard	report

	Annual Improvements to IFRSs 2011-2013 Cycle	These amendments affect four Accounting Standards as follows: Clarifies the ‘meaning of effective IFRSs’ in AASB 1 ‘First-time Adoption of Australian Accounting Standards’; Clarifies that AASB 3 ‘Business Combination’ excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; Clarifies that the scope of the portfolio exemption in AASB 13 ‘Fair Value Measurement’ includes all contracts accounted for within the scope of AASB 139 ‘Financial Instruments: Recognition and Measurement’ or AASB 9 ‘Financial Instruments’, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in AASB 132 ‘Financial Instruments: Presentation’; and Clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in AASB 3 ‘Business Combinations’ and investment property as defined in AASB 140 ‘Investment Property’ requires the separate application of both standards independently of each other. The adoption of these amendments from 1 July 2014 will not have a material impact on the consolidated entity.	1 July 2014	No impact

Notes to the Financial Statements (continued…)

Note 2.	Parent Information

The following information has been extracted from the books and records of the parent entity and has been prepared in accordance with the accounting standards.

	Parent Entity
	2014	2013
Statement of Financial Position	$	$

ASSETS
Current Assets	41,549,310	16,982,940
Non-current Assets	92,960	92,296
TOTAL ASSETS	41,642,270	17,075,236

LIABILITIES
Current Liabilities	3,948,815	3,096,538
Non-current Liabilities	3,028	133
TOTAL LIABILITIES	3,951,843	3,096,671

EQUITY
Issued Capital	140,009,415	101,379,111
Reserves	8,937,434	10,526,925
Accumulated losses	(111,256,422)	(97,927,471)
TOTAL EQUITY	37,690,427	13,978,565

	2014	2013
Statement of Profit or Loss	$	$

Total profit/(loss)	(13,328,951)	(7,783,913)

Total comprehensive income/(loss)	(13,328,951)	(7,783,913)

Note 3.	Revenue and other income

	2014	2013
	$	$

From ordinary activities:
Other revenue
Interest	363,775	150,867
Total other revenue	363,775	150,867

Other income
R&D Tax Concession	7,802,947	4,408,761
Michael J Fox Foundation Grant	39,949	73,765
Other Grants	2,500	6,000
Total other income	7,845,396	4,488,526

Notes to the Financial Statements (continued…)

Note 4.	Loss for the year

		2014	2013
	Note	$	$

Loss before income tax has been determined after:
Expenses
Intellectual property expenses		477,079	294,894
Auditor and accounting expenses		342,609	166,086
Research and development expenses	4a and 4b	14,908,098	8,203,822

Corporate Personnel expenses
- Employee expenses	4b	751,004	649,430
- Equity payments to employees	4b	33,824	18,252
- Consultant and director expenses		773,601	761,584
- Equity payments to consultants and directors		438,639	800,833
- Defined contribution superannuation expenses	4b	62,574	68,327
Total Corporate Personnel expenses*		2,059,642	2,298,426

Depreciation expenses		22,384	23,130

Other expenses
- Corporate compliance		487,632	251,552
- Administrative and office expenses		1,365,151	634,552
- Computer expenses		22,316	21,609
- Insurance		103,497	84,679
- Office rental under operating lease		163,583	177,015
- Interest Expense - ADDF		29,978	17,676
Total Other expenses		2,172,157	1,187,083

Travel expenses		421,013	131,710
Public relations and marketing expenses		358,597	136,186
Foreign exchange (gain) loss		746,593	(140,761)
Loss on fair valuation of financial liabilities		30,238	126,059

Total expenses		21,538,410	12,426,635

*	Corporate Personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

Notes to the Financial Statements (continued…)

	2014	2013
4a) Research and development expenses 1 & 2	$	$
Personnel expenses related to research and development	1,827,934	777,272
Research and development expenses	13,080,164	7,426,550
Total Research and development expenses	14,908,098	8,203,822

[1]	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

[2]	Prior year corporate personnel costs of $257,817 have been reclassified as R&D personnel costs for comparative purposes.

	2014	2013
4b) Employee Benefits expenses	$	$
Employee expenses	1,948,607	1,413,368
Equity payments to employees	33,824	382,678
Defined contribution superannuation expenses	121,165	90,217
Total Employee Benefits expenses	2,103,596	1,886,263

Notes to the Financial Statements (continued…)

Note 5.          Income Tax Expense

	2014	2013
	$	$
(a) Income tax expense

No income tax expense has arisen in the current or prior years from either current or deferred taxation.

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Loss from continuing operations before income tax expense	(13,329,239)	(7,787,242)

Tax at the Australian rate of 30%	(3,998,772)	(2,336,173)
Effect of overseas tax rate of 15%	(43)	(499)
	(3,998,815)	(2,336,672)

Tax effects of amounts which are not deductible (taxable) in calculating taxable income
- entertainment	5,841	1,747
- other non deductible expenses	(80)	19
- share based payments	1,269,857	274,642
- research and development tax concession	(7,180,486)	(1,039,919)
- gain/(loss) on fair valuation of financial liabilities	(30,238)	(9,381)
	(9,933,921)	(3,109,563)
Adjustments for current tax of prior periods	2,214,342	1,408,791
	(7,719,579)	(1,700,772)
Future tax benefits not recognised as an asset	7,719,579	1,700,772

Income tax expense	-	-

(c) Amounts recognised directly in equity
No current or deferred tax amounts have been recognised in equity in the current or prior year.

(d) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	130,477,285	118,556,562
Potential tax benefit at 30%	39,143,186	35,566,969

(e) Unrecognised temporary differences
Temporary differences for which no deferred tax asset has been recognised as recovery is not probable	37,806	(338,714)
- section 40-880 deductions	696,740	431,504
- accruals and provisions	(1,285,960)	(771,692)
- sundry items	627,026	1,474

Unrecognised deferred tax relating to the temporary differences	11,342	(101,614)

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2014 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. The Group tax losses do not expire but are subject to a continuity of ownership test. Realisation of the benefit of tax losses would be subject to the Group satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Group. The Group has made no assessment as to the satisfaction of deductibility conditions at 30 June 2014. Similarly, future benefits attributable to net temporary differences have not been brought to account as the Directors do not regard the realisation of such benefits as probable.

Notes to the Financial Statements (continued…)

Note 6.          Key Management Personnel Compensation

	2014	2013
	$	$
Short-term employee benefits	1,139,860	1,061,873
Post-employment benefits	77,775	76,039
Long-term benefits	17,615	18,283
Termination benefits	-	-
Share-based payments	33,824	665,351
	1,269,074	1,821,547

Notes to the Financial Statements (continued…)

Note 7.          Auditor’s Remuneration

	2014	2013
	$	$
Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports – current year	145,187	164,060
Audit and review of internal controls for Sarbanes Oxley requirement	187,422	-
Audit and review of SEC reporting in relation to equity filings	65,000	-
Total remuneration for audit services	397,609	164,060

No non-audit services have been provided by PricewaterhouseCoopers during the 2014 and 2013 financial years.

Note 8.          Loss per Share

		2014	2013
		(cents)	(cents)
(a)	Basic loss per share	(3.11)	(2.30)

(b)	Diluted loss per share	(3.11)	(2.30)

(c)	Reconciliation of earnings to loss	$	$
	Loss used to calculate basic loss per share	(13,329,239)	(7,787,242)
	Loss used to calculate diluted loss per share	(13,329,239)	(7,787,242)

		No.	No.
(d)	Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	428,047,123	338,700,006
	Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	428,047,123	338,700,006

(e)

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Notes to the Financial Statements (continued…)

Note 9.          Cash and Cash Equivalents

	2014	2013
	$	$
Cash at bank and in hand	34,167,018	13,346,760
	34,167,018	13,346,760

The floating interest rates on cash at bank and in hand and deposits was between 0.03% and 4.20% (2013:0.03% and 4.45%).

	2014	2013
	$	$
Reconciliation of cash
Cash at the end of the financial year as shown in the Cash Flow
Statement is reconciled to items in the Statement of Financial
Position as follows:
Cash and cash equivalents	34,167,018	13,346,760

Note 10.         Trade and Other Receivables

	2014	2013
	$	$
Trade receivables
Accrued income, primarily relates to R&D tax credit receivable from the Australian Taxation Office	7,224,216	3,523,938
Goods and services tax receivable	61,193	-
Total Trade and Other Receivables	7,285,409	3,523,938

Notes to the Financial Statements (continued…)

Note 11.         Plant and Equipment

	2014	2013
	$	$
Plant and equipment:
At cost	116,007	166,264
Accumulated depreciation	(113,486)	(166,253)
Net book value	2,521	11

Computer Equipment
At cost	185,641	165,146
Accumulated depreciation	(149,190)	(129,585)
Net book value	36,451	35,561

Furniture and Fittings
At cost	37,598	37,598
Accumulated depreciation	(29,012)	(26,277)
Net book value	8,586	11,321

Leasehold Improvements
At cost	75,659	75,659
Accumulated depreciation	(75,659)	(75,659)
Net book value	-	-
Total net book value	47,557	46,893

Movements in Carry Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and	Computer	Furniture	Leasehold
	Equipment	Equipment	and Fittings	Improvements	Total
2014	$	$	$	$	$
Balance at the beginning of year	11	35,561	11,321	-	46,893
Additions	2,553	20,495	-	-	23,048
Disposals	-	-	-	-	-
Depreciation expense	(44)	(19,605)	(2,735)	-	(22,384)
Net book value at the end of year	2,520	36,451	8,586	-	47,557

Notes to the Financial Statements (continued…)

Movements in Carry Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the prior financial year.

	Plant and	Computer	Furniture	Leasehold
	Equipment	Equipment	and Fittings	Improvements	Total
2013	$	$	$	$	$
Balance at the beginning of year	2,842	31,478	13,731	-	48,051
Additions	-	21,652	320	-	21,972
Disposals	-	-	-	-	-
Depreciation expense	(2,831)	(17,569)	(2,730)	-	(23,130)
Net book value at the end of year	11	35,561	11,321	-	46,893

Note 12.          Other Assets

	2014	2013
	$	$
CURRENT
Prepayments	62,771	110,373
Other Receivable	34,112	1,869
	96,883	112,242

NON-CURRENT
Rental Deposits	43,988	43,988
	43,988	43,988

Note 13.          Trade and Other Payables

		2014	2013
	Note	$	$
CURRENT
Trade payables		651,152	278,641
Accrued expenses	13a	2,707,206	1,497,025
		3,358,358	1,775,666

	2014	2013
13a) Accrued expenses	$	$
Research and development accrued expenses	2,222,881	1,195,370
Other accrued expenses	484,325	301,655
Total accrued expenses	2,707,206	1,497,025

Notes to the Financial Statements (continued…)

Note 14.          Financial Liabilities

		2014	2013	2014	2013
	Note	No.	No.	$	$
CURRENT
Convertible Promissory Note	(a)	-	-	-	802,641
Warrants over ordinary shares	(b)	612,397	612,397	98,398	68,160
				98,398	870,801

(a)	Convertible Promissory Note

In the Financial Year ended 30 June 2011 the Group entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a Grant of up to US$700,000, receivable in two instalments of US$350,000. As at 30 June 2014 both instalments totaling US$700,000 received in prior reporting periods were repaid in full. As a condition to receiving the Grant and on execution of the agreement, the Group executed a Convertible Promissory Note, which is equal to the amount of the first instalment. This Convertible Promissory Note will govern the terms of repayment of the Grant or the conversion into ordinary shares of the Group. Further, as a condition to receiving the Grant, on receipt of each instalment, the Group shall execute a Warrant to ADDF to purchase ordinary shares of the Group.

The Convertible Promissory Note is classified as a financial liability in accordance with AASB 132 and AASB 139 for recognition and measurement.

The terms of the Convertible Promissory Note are as follows:

•	Interest Payable - Per annum rate equal to the United States “prime” rate as published by the Wall Street Journal, compounds annually and payable at maturity.

•	Maturity - All unpaid principal, together with any unpaid and accrued interest, will be due and payable on the 3rd anniversary of the date of the agreement.

•

Note holder conversion - Upon the Group closing an equity financing of at least US$1M, excluding the principle amount of the Notes, the outstanding principal, together with unpaid and accrued interest, the Note holder may elect to convert the total outstanding amounts into units of securities issued in the equity financing at a conversion price equal to the lowest per unit price paid by investors in that financing.

•

Group conversion - If, at any time, any unpaid principal, together with any unpaid and accrued interest, would be due and payable by the Group to the Note holder in cash and the Group does not have the capacity to repay the total outstanding amounts in cash, the Group may elect to substitute an issue of ordinary shares equal to the total outstanding amount at a 20% discount to a 5 day VWAP.

(b)	Warrants over ordinary shares

As per an agreement with the Alzheimer’s Drug Discovery Foundation, the Group issued 612,397 Warrants over ordinary shares to the ADDF representing 30% of the value of the first tranche of a Grant of US$350,000 received during the financial year ended 30 June 2011.

The warrants are convertible to Ordinary Shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital.

Notes to the Financial Statements (continued…)

On initial recognition the Warrants are measured at fair value on the Statement of Financial Position. At each reporting date the Financial Liability representing the Warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Profit or Loss.

Note 15.          Provisions

			2014	2013
		Note	$	$
a)	Aggregate Employee Benefits Liability

CURRENT
	Annual leave		217,646	179,609
	Long service leave	(i)	277,138	239,567
			494,784	419,176

NON-CURRENT
	Long service leave		3,028	133
			3,028	133

		No.	No.
b)	Number of Employees at Year-end	12	9

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in note 1 to this report.

(i)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	2014	2013
	$	$
Long service leave obligation expected to be settled after 12 months	277,138	239,567

Notes to the Financial Statements (continued…)

c)	Movements in provisions

Movements in each class of provision during the financial year are set out below:

	2014	2013
	$	$
Annual leave
Carrying amount at start of year	179,609	159,557
Charged/(credited) to profit or loss
- additional provisions recognised	152,041	126,926
- unused amounts reversed	-	-
Amounts used during the year	(114,004)	(106,874)
Carrying amount at end of year	217,646	179,609

Long service leave
Carrying amount at start of year	239,700	210,176
Charged/(credited) to profit or loss
- additional provisions recognised	40,466	29,524
- unused amounts reversed	-	-
Amounts used during the year	-	-
Carrying amount at end of year	280,166	239,700
	497,812	419,309

Note 16.          Unearned Income

	2014	2013
	$	$
Unearned income: Michael J Fox Foundation Grant	-	33,332
	-	33,332

Note 17.          Contributed Equity

		2014	2013
	Note	$	$
488,646,960 (2013: 381,610,426) fully paid ordinary shares	17a	137,307,771	98,677,467
Nil (2013: Nil) options over fully paid ordinary shares	17b	2,701,644	2,701,644
		140,009,415	101,379,111

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Notes to the Financial Statements (continued…)

(a) Ordinary Shares		2014		2013
		No.	$	No.	$
At the beginning of reporting period		381,610,426	98,677,467	297,980,818	83,432,433
Shares issued during the year	(i)	86,108,500	32,434,349	83,629,608	16,260,809
Shares issued on exercise of options	(ii)	20,928,034	7,535,324	-	-
Transaction costs relating to share issues		-	(1,339,369)	-	(1,015,775)
At reporting date		488,646,960	137,307,771	381,610,426	98,677,467

Ordinary shares participate in dividends and the proceeds on winding up of the Group in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) Shares issued during the year

			Issue
			Price
2014	Details	Number	$	$
02-Aug-13	Issued as part of a capital raising	1,469,780	0.40	588,216
05-Aug-13	Issued as part of a capital raising	465,980	0.38	176,592
06-Aug-13	Issued as part of a capital raising	3,601,550	0.39	1,413,616
07-Aug-13	Issued as part of a capital raising	2,517,590	0.38	956,832
30-Aug-13	Issued as part of a capital raising	1,167,610	0.57	662,809
09-Sep-13	Issued as part of a capital raising	2,160,950	0.58	1,261,265
10-Sep-13	Issued as part of a capital raising	1,395,610	0.56	786,494
11-Sep-13	Issued as part of a capital raising	523,120	0.55	288,606
12-Sep-13	Issued as part of a capital raising	2,056,760	0.52	1,071,557
04-Nov-13	Issued as part of a capital raising	6,745,750	0.48	3,209,209
05-Nov-13	Issued as part of a capital raising	143,700	0.48	69,054
06-Nov-13	Issued as part of a capital raising	8,380	0.49	4,070
11-Mar-14	Issued as part of a capital raising	980,130	1.23	1,202,928
12-Mar-14	Issued as part of a capital raising	41,760	1.18	49,339
14-Mar-14	Issued as part of a capital raising	1,594,220	1.11	1,767,019
17-Mar-14	Issued as part of a capital raising	2,280,750	1.05	2,405,397
03-Apr-14	Issued as part of a capital raising	22,339,170	0.31	6,963,613
04-Apr-14	Issued as part of a capital raising	17,290,080	0.27	4,607,964
07-Apr-14	Issued as part of a capital raising	18,325,610	0.25	4,672,819
07-Apr-14	Issued to a consultant [1]	1,000,000	0.25	252,750
30-Jun-14	Proposed issue to a consultant [2]	-	-	24,200
		86,108,500		32,434,349

[1]	Equity was issued for nil consideration and valued by the Group based on the market price per share on grant date.

[2]	Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.

Notes to the Financial Statements (continued…)

			Issue
			Price
2013	Details	Number	$	$
24-Aug-12	Issued as part of a capital raising	1,364,190	0.18	239,238
27-Aug-12	Issued as part of a capital raising	1,656,440	0.17	288,162
28-Aug-12	Issued as part of a capital raising	52,000	0.17	8,970
29-Aug-12	Issued as part of a capital raising	164,770	0.17	28,252
31-Aug-12	Issued as part of a capital raising	347,000	0.17	58,771
03-Sep-12	Issued as part of a capital raising	816,330	0.17	138,954
04-Sep-12	Issued as part of a capital raising	169,060	0.17	27,909
14-Sep-12	Issued as part of a capital raising	1,249,450	0.19	242,432
17-Sep-12	Issued as part of a capital raising	2,507,610	0.2	507,067
18-Sep-12	Issued as part of a capital raising	354,500	0.2	70,973
25-Sep-12	Issued as part of a capital raising	1,196,500	0.25	296,530
26-Sep-12	Issued as part of a capital raising	189,210	0.24	46,289
27-Sep-12	Issued as part of a capital raising	121,350	0.22	27,055
28-Sep-12	Issued as part of a capital raising	20,700	0.23	4,665
08-Oct-12	Issued as part of a capital raising	32,500,000	0.18	6,012,500
01-Mar-13	Issued to a consultant [1]	110,000	0.20	22,000
07-Mar-13	Issued as part of a capital raising	1,843,240	0.27	502,879
07-Mar-13	Issued as part of a capital raising	1,499,870	0.27	407,541
08-Apr-13	Issued as part of a capital raising	25,641,030	0.20	5,000,001
08-Apr-13	Issued as part of a capital raising	1,045,150	0.21	218,981
08-Apr-13	Issued as part of a capital raising	244,740	0.22	53,110
08-Apr-13	Issued as part of a capital raising	165,980	0.22	36,284
03-May-13	Issued as part of a capital raising	10,370,488	0.19	2,022,245
		83,629,608		16,260,809

[1]	Equity was issued for nil consideration and valued by the Group based on the market price per share on grant date.

Notes to the Financial Statements (continued…)

(ii) Shares issued on exercise of options

			Exercise
			Price
2014	Details [1]	Number	$	$
30-Aug-13	Exercise of options	150,000	0.25	52,140
30-Aug-13	Exercise of options	100,000	-	11,700
30-Aug-13	Exercise of options	86,625	-	12,266
30-Aug-13	Exercise of options	100,000	-	11,700
30-Aug-13	Exercise of options	10,000,000	0.30	3,857,143
03-Oct-13	Exercise of options	97,418	-	17,577
03-Oct-13	Exercise of options	625,000	-	282,827
25-Oct-13	Exercise of options	60,000	-	8,496
25-Oct-13	Exercise of options	81,750	-	11,575
25-Oct-13	Exercise of options	45,000	-	6,372
25-Oct-13	Exercise of options	90,728	-	12,847
04-Nov-13	Exercise of options	722,419	-	300,404
25-Nov-13	Exercise of options	200,000	0.33	80,786
13-Dec-13	Exercise of options	73,200	0.25	25,444
20-Dec-13	Exercise of options	81,750	-	11,576
20-Dec-13	Exercise of options	100,000	0.33	40,393
03-Jan-14	Exercise of options	1,700,000	0.225	593,622
28-Jan-14	Exercise of options	500,000	0.225	174,595
06-Feb-14	Exercise of options	500,000	0.225	174,595
06-Feb-14	Exercise of options	28,900	0.225	10,092
06-Feb-14	Exercise of options	3,400,000	0.225	1,187,244
06-Feb-14	Exercise of options	50,000	0.25	17,380
21-Feb-14	Exercise of options	60,000	0.15	16,800
21-Feb-14	Exercise of options	146,128	0.15	36,532
21-Feb-14	Exercise of options	157,818	0.25	54,858
26-Feb-14	Exercise of options	34,220	0.37	17,298
26-Feb-14	Exercise of options	47,700	0.25	16,581
11-Mar-14	Exercise of options	100,000	0.33	40,393
11-Mar-14	Exercise of options	60,000	0.25	20,856
11-Mar-14	Exercise of options	66,500	0.15	18,620
11-Mar-14	Exercise of options	1,000,000	0.15	260,000
11-Mar-14	Exercise of options	100,000	0.33	40,393
11-Mar-14	Exercise of options	146,128	0.15	36,532
03-Apr-14	Exercise of options	216,750	0.225	75,687
		20,928,034		7,535,324

[1]	Equity value is the fair value at grant date.

(ii)	During the financial year ended 30 June 2013, no shares were issued on the exercise of options.

Notes to the Financial Statements (continued…)

(b) Options	2014		2013
	No.	$	No.	$
At the beginning of reporting period	-	2,701,644	-	2,701,644
At reporting date	-	2,701,644	-	2,701,644

Note 18.           Accumulated Losses

	2014	2013
	$	$
The movement in accumulated losses during the year were as follows:
Balance at the beginning of reporting period	(97,931,323)	(90,144,081)
Loss for the year	(13,329,239)	(7,787,242)
Balance at the end of reporting period	(111,260,562)	(97,931,323)

Note 19.          Reserves

		2014	2013
	Note	$	$
Share based payment reserve
18,542,577 (2013: 35,544,121) options over fully paid ordinary shares	19a	6,968,437	8,557,928
Nil (2013: Nil) options over ADRs	19b	1,515,434	1,515,434
612,397 (2013: 612,397) warrants over ADRs	19c	453,563	453,563
		8,937,434	10,526,925

(a) Options over fully paid ordinary shares		2014		2013
		No.	$	No.	$
At the beginning of reporting period		35,544,121	8,557,928	28,360,328	7,664,454
Options issued during year	(i)	3,926,490	992,908	10,683,793	893,474
Exercise of options	(ii)	(20,928,034)	(2,582,399)	-	-
Expiration of options	(iii)	-	-	(3,500,000)	-
Forfeiture of options	(iv)	-	-	-	-
At reporting date		18,542,577	6,968,437	35,544,121	8,557,928

Notes to the Financial Statements (continued…)

(i) Options issued during year

			Option
			fair value
2014	Details	Number	$	$
25-Oct-13	Issued to consultants[1]	200,000	0.17	33,960
04-Nov-13	Issued to consultants and key management personnel[2]	360,000	0.21	76,105
13-Dec-13	Issued to consultants[3]	1,200,000	0.36	427,293
07-Feb-14	Issued to consultants[4]	300,000	0.64	63,793
07-Apr-14	Issued to consultants[5]	1,200,000	0.23	274,966
05-Aug-13	Issued to consultants[6]	306,490	0.18	54,016
02-Oct-13	Issued to consultants[7]	360,000	0.17	62,775
		3,926,490		992,908

			Option
			fair value
2013	Details	Number	$	$
12-Dec-12	Issued to directors and key management personnel [8]	9,000,000	0.07	665,350
26-Jun-13	Issued to employees [9]	641,923	0.14	86,969
26-Jun-13	Issued to consultants [9]	1,041,870	0.14	141,155
		10,683,793		893,474

Notes to the Financial Statements (continued…)

(ii) Exercise of options

2014	Details	Number	Exercise Price $	$
30-Aug-13	Exercise of options [10]	(286,625)	A$0.00	(35,666)
30-Aug-13	Exercise of options [11]	(10,000,000)	A$0.30	(857,143)
30-Aug-13	Exercise of options [12]	(150,000)	A$0.25	(14,640)
03-Oct-13	Exercise of options [10]	(722,418)	A$0.00	(300,405)
25-Oct-13	Exercise of options [10]	(277,478)	A$0.00	(39,290)
04-Nov-13	Exercise of options [10]	(722,419)	A$0.00	(300,405)
25-Nov-13	Exercise of options [8]	(200,000)	A$0.33	(14,786)
13-Dec-13	Exercise of options [12]	(73,200)	A$0.25	(7,144)
20-Dec-13	Exercise of options [10]	(81,750)	A$0.00	(11,576)
20-Dec-13	Exercise of options [8]	(100,000)	A$0.33	(7,393)
03-Jan-14	Exercise of options [13]	(1,700,000)	A$0.225	(211,122)
28-Jan-14	Exercise of options [13]	(500,000)	A$0.225	(62,095)
06-Feb-14	Exercise of options [13]	(3,928,900)	A$0.225	(487,928)
06-Feb-14	Exercise of options [12]	(50,000)	A$0.25	(4,880)
21-Feb-14	Exercise of options [14]	(206,128)	A$0.15	(22,413)
21-Feb-14	Exercise of options [12]	(157,818)	A$0.25	(15,403)
26-Feb-14	Exercise of options [9]	(34,220)	A$0.37	(4,636)
26-Feb-14	Exercise of options [12]	(47,700)	A$0.25	(4,656)
11-Mar-14	Exercise of options [8]	(200,000)	A$0.33	(14,786)
11-Mar-14	Exercise of options [14]	(1,212,628)	A$0.15	(133,258)
11-Mar-14	Exercise of options [12]	(60,000)	A$0.25	(5,856)
03-Apr-14	Exercise of options [13]	(216,750)	A$0.225	(26,918)
		(20,928,034)		(2,582,399)

(ii)  During the financial year ended 30 June 2013, no shares were issued on the exercise of options.

(iii)  During the financial year ended 30 June 2014 no options expired.

(iii) Expiration of options

2013	Details	Number	Exercise Price $	$
23-Sep-12	Expired, unexercised, 23 September 2012 [15]	(3,500,000)	-	-
		(3,500,000)		-

Notes to the Financial Statements (continued…)

(iv)  During the financial year ended 30 June 2013 and 2014 no options were forfeited.

[1]	Options exercisable at $0.61 on or before 24 October 2018
[2]	Options exercisable at $0.73 on or before 3 November 2018
[3]	Options exercisable at $1.04 on or before 11 December 2018
[4]	Options exercisable at $1.12 on or before 5 February 2019
[5]	Options exercisable at $0.25 on or before 6 April 2018
[6]	Options exercisable at $0.66 on or before 4 August 2018
[7]	Options exercisable at $0.66 on or before 1 October 2018
[8]	Options exercisable at $0.33 on or before 13 December 2017
[9]	Options exercisable at $0.37 on or before 25 June 2018
[10]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
[11]	Options exercisable at $0.30 on or before 11 September 2013
[12]	Options exercisable at $0.25 on or before 20 March 2017
[13]	Options exercisable at $0.225 on or before 24 March 2015
[14]	Options exercisable at $0.15 on or before 31 March 2014
[15]	Options exercisable at $0.30 on or before 23 September 2012

(b) Options over ADRs [1]	2014		2013
	No.	$	No.	$
At the beginning of reporting period	-	1,515,434	380,000	1,515,434
Expiration of options	-	-	(380,000)	-
At reporting date	-	1,515,434	-	1,515,434

[1]	Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares.

(c) Warrants over ADRs 1 & 2	2014		2013
	No.	$	No.	$
At the beginning of reporting period[1]	-	453,563	-	453,563
At the beginning of reporting period[2]	612,397	-	612,397	-
At reporting date	612,397	453,563	612,397	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009.

These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.

These warrants expired without being exercised on 4 June 2009.

[2]	Warrants exercisable at A$0.17 on or before 25 February 2016.

(d)	Nature and purpose of reserve

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

Notes to the Financial Statements (continued…)

Note 20.          Contingent Liabilities and Contingent Assets

There are no contingent assets or liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group.

Note 21.          Segment Reporting

The Group’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Group’s performance and determine the allocation of resources. The Group’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders. Accordingly, the Group has identified one reportable segment.

Note 22.          Commitments

Expenditure commitments relating to operating leases as detailed below, relate to the Group.

	2014	2013
Operating Lease Commitments	$	$
Non-cancellable operating leases contracted for but not capitalised in the financial statements
Payable - minimum lease payments
- not later than 12 months	60,021	171,647
- between 12 months and 5 years	3,168	63,924
- greater than 5 years	-	-
	63,189	235,571

The property lease is a non-cancellable lease with a 24 month term, with rent payable monthly in advance. Commencing 1 November 2012, the lease has been renewed for a term of 24 months expiring on 31 October 2014. The Group has the option to renew the lease for a further 5 years.

Other operating leases related to office administration have a 4 year term and expire 31 March 2016.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors’ Report.

Notes to the Financial Statements (continued…)

Note 23.          Cash Flow Information

	2014	2013
(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax	$	$
Loss for the period	(13,329,239)	(7,787,242)
Add back depreciation expense	22,384	23,130
Add back (gain)/loss on fair value of financial liabilities	37,473	197,898
Add back share based payments expense	1,269,857	893,477
Loss on disposal of plant & equipment	-	(150)
Increase/(Decrease) in provisions	78,503	49,576
(Increase)/Decrease in accounts receivable	(3,761,471)	(1,973,102)
(Increase)/Decrease in other current assets	15,359	(43,567)
Increase/(Decrease) in accounts payable	1,582,980	817,041
Increase/(Decrease) in other current liabilities	(33,332)	(17,499)
Add back foreign exchange	581,263	(110,816)
Cash flow from operations	(13,536,223)	(7,951,254)

(b)	Non-cash Financing and Investing Activities

See notes 17 and 19 for equity issued for nil consideration.

Note 24.          Share-based Payments

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group’s intellectual property rights. Due to the Group’s US presence, a US plan and an Australian plan were developed. At 30 June 2014 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 3 Key Management Personnel, 16 employees and 19 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2014	2013
	Number of	Number of
	Shares	Shares
Outstanding at the beginning of the year	7,405,331	7,295,331
Granted	1,000,000	110,000
Forfeited	-	-
Exercised Options	4,582,384	-
Expired	-	-
Outstanding at year-end	12,987,715	7,405,331

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 17 for further detail.

The weighted average fair value of the shares granted during the year was $0.25.

$252,750 is included under corporate personnel expenses in the Statement of Profit or Loss in the year ended 30 June 2014.

Notes to the Financial Statements (continued…)

2004 Australian Employee, Directors and Consultants Share and Option Plan – Options

	2014		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	$	Options	$
Outstanding at the beginning of the year	17,031,476	0.23	6,347,683	0.14
Granted	3,926,490	0.69	10,683,793	0.34
Lapsed	-	-	-	-
Forfeited	-	-	-	-
Exercised	(4,582,384)	0.11	-	-
Expired	-	-	-	-
Outstanding at year-end	16,375,582	0.41	17,031,476	0.23
Exercisable at year-end	16,175,582	0.40	16,010,786	0.28

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price $	Share options 2014	Share options 2013
PBTAA	25-Oct-13	24-Oct-18	$0.61	200,000	-
PBTAB	8-Jun-10	7-Aug-14	$0.00	180,000	2,270,690
PBTAC	26-Jun-13	25-Jun-18	$0.37	1,649,573	1,683,793
PBTAD	4-Nov-13	3-Nov-18	$0.73	360,000	-
PBTAE	13-Dec-13	11-Dec-18	$1.04	1,200,000	-
PBTAF	7-Feb-14	5-Feb-19	$1.12	300,000	-
PBTAG	7-Apr-14	6-Apr-18	$0.25	1,200,000	-
PBTAQ	12-Dec-12	13-Dec-17	$0.33	8,500,000	9,000,000
PBTAS	8-Jun-10	31-Mar-14	$0.15	-	1,418,756
PBTAU	19-Dec-11	19-Dec-14	$0.25	1,000,000	1,000,000
PBTAW	21-Mar-12	20-Mar-17	$0.25	1,119,519	1,658,237
PBTAY	5-Aug-13	4-Aug-18	$0.66	306,490	-
PBTAZ	2-Oct-13	1-Oct-18	$0.66	360,000	-
			Total	16,375,582	17,031,476

Weighted average remaining contractual life of options outstanding at end of period				3.42 years	3.51 years

Notes to the Financial Statements (continued…)

The weighted average fair value of the options granted during the year was $0.29.

This price was calculated by using a Black-Scholes model applying the following inputs:

•	Weighted average exercise price	$0.69
•	Weighted average life of the option	4.69 years
•	Underlying share price	$0.50
•	Expected share price volatility	134.50%
•	Risk free interest rate	3.26%

Life of the Option

The life is the time period from grant date through to expiry.

Share Price Volatility

Historical Volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Dividend yield

The Group has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

		Exercise	Share Price
		Price per	at Grant	Expected			Risk-free
		Share	Date	Share Price	Years to	Dividend	Interest
Series	Grant Date	$	$	Volatility	Expiry	Yield	Rate
PBTAQ	12-Dec-12	0.33	0.21	52.30%	5.00	0%	2.73%
PBTAC	26-Jun-13	0.37	0.23	83.10%	5.00	0%	3.23%
PBTAY	5-Aug-13	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	2-Oct-13	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	25-Oct-13	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	4-Nov-13	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	13-Dec-13	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	7-Feb-14	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	7-Apr-14	0.25	0.23	289.40%	4.00	0%	3.02%

The closing share market price of an ordinary share of Prana Biotechnology Limited on the Australian Securities Exchange at 30 June 2014 as $0.22 (30 June 2013: $0.25).

$544,644 is included under personnel expenses related to research and development expenses in the Statement of Profit or Loss in the year ended 30 June 2014.

Notes to the Financial Statements (continued…)

$472,463 is included under corporate personnel expenses in the Statement of Profit or Loss in the year ended 30 June 2014. All equity issued under the plan has been expensed in the current and prior periods.

An amount of $1,269,857 representing total share-based payments expenses is included in the Statement of Profit or Loss in the year ended 30 June 2014.

Share Based Payments outside of Employees’, Directors’ and Consultants’ Share and Option Plan

	2014		2013
		Weighted
		Average		Weighted
		Exercise		Average
	Number of	Price	Number of	Exercise Price
	Options	$	Options	$
Outstanding at the beginning of the year	18,512,645	0.27	22,012,645	0.27
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	(16,345,650)	0.27	-	-
Expired	-	-	(3,500,000)	0.30
Outstanding at year-end	2,166,995	0.23	18,512,645	0.27
Exercisable at year-end	2,166,995	0.23	18,512,645	0.27

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Exercise Price	Share options	Share options
Series	Grant Date	Expiry Date		$2014	2013
PBTAI	8-Apr-11	24-Mar-15	$0.23	2,166,995	8,512,645
PBTAM	27-Nov-09	11-Sep-13	$0.30	-	10,000,000
			Total	2,166,995	18,512,645

Weighted average remaining contractual life of options outstanding at end of period	0.73 years	0.90 years

There were no options granted during the year ended 30 June 2014 outside of the plan.

The options outstanding at 30 June 2014 had a weighted average exercise price of AUD$0.23 and a weighted average remaining contractual life of 0.73 years.

All equity issued outside of the plan has been expensed in prior periods.

Notes to the Financial Statements (continued…)

2004 US ADR Option Plan – Options

	2014		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	USD$	Options	USD$
Outstanding at the beginning of the year	-	-	380,000	5.00
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	(380,000)	5.00
Outstanding at year-end	-	-	-	-
Exercisable at year-end	-	-	-	-

There were no options exercised during the year ended 30 June 2014 under this plan.

There were no options granted during the year ended 30 June 2014 under this plan.

There were no options outstanding at 30 June 2014; all options expired unexercised in the prior period on 17 December 2012.

In the year ended 30 June 2014, there was no value included under corporate personnel expenses in the Statement of Profit or Loss related to equity issued under this plan. All equity issued under this plan has been expensed in prior periods.

Note 25.          Events occurring after the reporting date

On 5 September, 2014, the Group announced the US Food and Drug Administration (FDA) granted Orphan Drug designation to PBT2 for the treatment of Huntington Disease.

Orphan drug designation is granted by the FDA to promote the development of drugs for diseases affecting less than 200,000 people in the United States. Orphan drug designation entitles the Group to seven years of market exclusivity for the use of PBT2 in the treatment of Huntington disease; protocol assistance by the FDA to optimize drug development in the preparation of a dossier that will meet regulatory requirements; and reduced fees associated with applying for market approval.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Group, the result of those operations or the state of affairs of the Group in subsequent financial years.

Note 26.          Related Party Transactions

There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

Notes to the Financial Statements (continued…)

Note 27.          Financial Risk Management

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

(a)	Market Risk

(i)	Foreign Currency Risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	2014	2013
	$	$
Cash and cash equivalents ($USD)	26,398,943	2,035,812
Cash and cash equivalents (€EUR)	-	(43)
Cash and cash equivalents (£GBP)	-	-

Trade and other payables ($USD)	(37,934)	(108,654)
Trade and other payables (€EUR)	(36,168)	-
Trade and other payables (£GBP)	(205,649)	-
Total exposure	26,119,192	1,927,115

The Group has conducted a sensitivity analysis of the Group’s exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates. The variables for USD, GBP and EUR being 4%, 5% and 6% respectively.

Based on the financial instruments held at 30 June 2014, had the Australian dollar weakened/strengthened by 4% against the US dollar, by 5% against the GB Pound and 6% against the EURO with all other variables held constant, the Group’s post-tax profit for the year would have been $1,002,039 lower/$1,085,236 higher (2013: $74,110 lower/$80,286 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Group’s exposure to other foreign exchange movements is not material.

Notes to the Financial Statements (continued…)

(ii)	Interest Rate Risk

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Group’s exposure to interest rate risk has not changed since the prior year.

	Weighted		Fixed Interest	Fixed Interest	Fixed Interest
	Average	Floating	Rate	Rate	Rate	Non-Interest
	Effective	Interest Rate	Within Year	1 to 5 years	Over 5 years	Bearing	Total
2014	Interest Rate	$	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	0.75%	34,165,553	-	-	-	1,465	34,167,018
Receivables		-	-	-	-	7,285,409	7,285,409
Other current assets	1.05%	-	43,988	-	-	96,883	140,871
Total Financial Assets		34,165,553	43,988	-	-	7,383,757	41,593,298

Financial Liabilities:
Trade and other payables		-	-	-	-	3,358,358	3,358,358
Other financial liabilities		-	-	-	-	98,398	98,398
Total Financial Liabilities		-	-	-	-	3,456,756	3,456,756

Notes to the Financial Statements (continued…)

	Weighted		Fixed Interest	Fixed Interest	Fixed Interest
	Average	Floating	Rate	Rate	Rate	Non-Interest
	Effective	Interest Rate	Within Year	1 to 5 years	Over 5 years	Bearing	Total
	Interest Rate	$	$	$	$	$	$
2013
Financial Assets:
Cash and cash equivalents	3.07%	13,346,369	-	-	-	391	13,346,760
Receivables		-	-	-	-	3,523,938	3,523,938
Other current assets	1.18%	-	43,988	-	-	112,242	156,230
Total Financial Assets		13,346,369	43,988	-	-	3,636,571	17,026,928

Financial Liabilities:
Trade and other payables		-	-	-	-	1,775,666	1,775,666
Other financial liabilities	1.05%	-	-	802,641	-	68,160	870,801
Total Financial Liabilities		-	-	802,641	-	1,843,826	2,646,467

There has been no change to the Group’s exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2013. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

	2014	2013
	$	$
+1% (100 basis points)	341,656	133,464
-1% (100 basis points)	(341,656)	(133,464)

Notes to the Financial Statements (continued…)

(b)	Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party. The financial institution where all cash is invested has a Standard and Poors Rating of AA- as at 30 June 2014.

There has been no significant change in the Group’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represent the maximum credit exposure.

(c)	Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

			Between 12	Total
2014	Less than	6-12	months and 5	contracted	Carrying
	6 months	months	years	cash flows	amounts
Trade and other payables	3,358,358	-	-	3,358,358	3,358,358
Total	3,358,358	-	-	3,358,358	3,358,358

2013
Trade and other payables	1,775,666	-	-	1,775,666	1,775,666
ADDF Convertible	-	819,479	-	819,479	819,479
Promissory Note
Total	1,775,666	819,479	-	2,595,145	2,595,145

(d)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, accumulated losses and reserves disclosed in notes 17, 18 and 19. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management the Board monitors the need to raise additional equity from the equity markets.

Notes to the Financial Statements (continued…)

(e)	Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

-	quoted prices in active markets for identical assets or liabilities (Level 1);

-	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

-	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

In 2014 and 2013, none of the Group’s assets and liabilities except for the other financial liabilities had their fair value determined using the fair value hierarchy. The other financial liabilities are classified as level 2 instruments. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

Directors’ Declaration

The Directors of the Group declare that:

In the opinion of the Directors:

1.	the financial statements and notes, as set out on pages 56 to 106 are in accordance with the Corporations Act 2001 and:

a.	comply with Accounting Standards and the Corporations Regulations 2001; and

b.	give a true and fair view of the financial position as at 30 June 2014 and of the performance for the year ended on that date of the Group;

c.	the financial statements and notes also comply with International Financial Reporting Standards as disclosed in note 1.

2.	in the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with Section 295A of the Corporations Act 2011 for the financial year ended 30 June 2014.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 30th Day of September 2014.

Independent Auditor’s Report

Independent auditor’s report to the members of Prana Biotechnology Limited

Report on the financial report

We have audited the accompanying financial report of Prana Biotechnology Limited. (the company), which comprises the statement of financial position as at 30 June 2014, the statement of profit or loss and other comprehensive income, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Prana Biotechnology Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Independent Audit Report (continued…)

Auditor’s opinion

In our opinion:

(a)          the financial report of Prana Biotechnology Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b)          the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

 We have audited the remuneration report included in pages 30 to 41 of the directors’ report for the year ended 30 June 2014. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Prana Biotechnology Limited for the year ended 30 June 2014 complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Anton Linschoten	Melbourne
Partner	30 September 2014

Shareholder Information (As at 24 September 2014)

NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Shares

488,936,960 fully paid ordinary shares are held by 3,684 individual shareholders.

All ordinary shares carry one vote per share.

Options

200,000 unlisted options exercisable at $0.61 on or before 24 October 2018, are held by 1 individual shareholder

1,649,573 unlisted options exercisable at $0.37 on or before 25 June 2018, are held by 7 individual shareholders

360,000 unlisted options exercisable at $0.73 on or before 3 November 2018, are held by 2 individual shareholders

1,200,000 unlisted options exercisable at $1.04 on or before 11 December 2018, are held by 2 individual shareholders

100,000 unlisted options exercisable at $1.12 on or before 5 February 2019, are held by 1 individual shareholder

1,200,000 unlisted options exercisable at $0.25 on or before 6 April 2018, are held by 1 individual shareholder

2,166,995 unlisted options exercisable at $0.225 on or before 24 March 2015, are held by 8 individual shareholders

8,500,000 unlisted options exercisable at $0.33 on or before 13 December 2017, are held by 6 individual shareholders

1,000,000 unlisted options exercisable at $0.25 on or before 19 December 2014, are held by 1 individual shareholder

1,119,519 unlisted options exercisable at $0.25 on or before 20 March 2017, are held by 8 individual shareholders

306,490 unlisted options exercisable at $0.66 on or before 4 August 2018, are held by 2 individual shareholders

360,000 unlisted options exercisable at $0.66 on or before 1 October 2018, are held by 3 individual shareholders

612,397 unlisted warrants exercisable at $0.17 on or before 25 February 2016, are held by 1 individual shareholder

All options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES	No. of Holders

1 - 1,000	572
1,001 - 5,000	1,273
5,001 - 10,000	652
10,001 - 100,000	1,010
100,001 - and over	177
Total number of shareholders	3,684
Unmarketable parcels	1,002

Shareholder Information (As at 24 September 2014) (continued…)

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES	Fully Paid Ordinary Shares
Shareholders	Number	%
1. NATIONAL NOMINEES LIMITED	333,873,702	68.29
2. JAGEN PTY LTD	15,567,983	3.18
3. BAYWICK PTY LTD <THE RETAIL DISCRETIONARY A/C>	13,965,000	2.86
4. MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	11,323,621	2.32
5. J P MORGAN NOMINEES AUSTRALIA LIMITED	7,874,904	1.61
6. LUJETA PTY LTD <THE MARGARET ACCOUNT>	5,000,000	1.02
7. MR JAMES V BABCOCK	3,980,263	0.81
8. NRB DEVELOPMENTS PTY LTD	2,970,000	0.61
9. HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	2,446,573	0.50
10. ZAYCHAN PTY LIMITED <LINEGAR SUPER FUND A/C>	2,350,000	0.48
11. ROBERT & ARDIS JAMES FOUNDATION/C	1,826,024	0.37
12. NEUROTRANSMISSION PTY LTD	1,672,433	0.34
13. CITICORP NOMINEES PTY LIMITED	1,404,035	0.29
14. BNP PARIBAS NOMS PTY LTD <DRP>	1,001,279	0.20
15. CITOS PTY LTD <SUPERANNUATION A/C>	1,000,000	0.20
16. SANDHURST TRUSTEES LTD <JMFG CONSOL A/C>	900,100	0.18
17. MR PAUL GERARD CAMPBELL	818,940	0.17
18. MR JEFFREY CUMMINGS	770,000	0.16
19. UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	750,302	0.15
20. MS JIA LU	712,349	0.15
	410,207,508	83.90

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%

There are no unquoted equity securities holding greater than 20%.

SUBSTANTIAL SHAREHOLDERS

There are no substantial shareholders who have notified the Group in accordance with Section 671B of the Corporations Act.

SHAREHOLDER ENQUIRIES

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: 1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)

Facsimile: + 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

Shareholder Information (As at 24 September 2014) (continued…)

ANNUAL REPORT MAILING

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Group in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.pranabio.com. All shareholders will continue to receive all other shareholder information.

TAX FILE NUMBERS

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS (Clearing House Electronic Sub-register System)

Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

UNCERTIFIED SHARE REGISTER

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE

Shareholders wishing to access specific information about their holding can visit the Share Registry’s website at www.computershare.com.au

Corporate Directory

DIRECTORS

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Mr Brian Meltzer

Non-Executive Independent Director

Dr George Mihaly

Non-Executive Independent Director

Mr Peter Marks

Non-Executive Independent Director

Mr Lawrence Gozlan

Non-Executive Independent Director

Prof. Ira Shoulson

Non-Executive Independent Director

COMPANY SECRETARY

Mr Richard Revelins

AUDITORS

PricewaterhouseCoopers

Chartered Accountants

2 Southbank Boulevard

Southbank, Victoria, 3006, Australia

REGISTERED OFFICE

Suite 2, 1233 High Street

Armadale, Victoria 3143 Australia

Phone: +61 3 9824 8166

Fax:      +61 3 9824 8161

SOLICITORS

Quinert Rodda & Associates

Level 19, 500 Collins Street

Melbourne, Victoria, 3000

PRINCIPAL PLACE OF BUSINESS

Level 2, 369 Royal Parade

Parkville, Victoria 3052 Australia

Phone: +61 3 9349 4906

Fax:      +61 3 9348 0377

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone:	1300 85 05 05 (within Australia)
+61 3 9415 4000 (overseas)
Facsimile:	+61 3 9473 2500
Email:	essential.registry@computershare.com.au
Website:	www.computershare.com.au

SECURITIES QUOTED

ASX

(Australian Securities Exchange)

Code: PBT (Shares)

WEBSITE

www.pranabio.com

NASDAQ

(North American Dealers Automated Quotation)

Code: PRAN (ADRs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

September 30, 2014